04012778

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Edcon Consolidated Stores Limited

*CURRENT ADDRESS Edgardale, Press Avenue
Crown Mines, Johannesburg 2092

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34767 FISCAL YEAR 3-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Michael Pressman
DAT : 02-10-04

Edcon

Annual Report
for the year ended March 2002



Edcon 2002

Year Number of weeks	Seven year compound growth % p.a.	**2002** **52**	2001 52 (restated)	2000 52	1999 52	1998 52	1997 53	1996 52
Divisional analysis (Rm)								
(See accounting policy note 1.13)								
Retail sales revenue								
Edgars		**4 125,2**	3 952,3	3 675,8	3 612,9	3 534,2	3 518,7	3 365,2
United Retail		**2 584,6**	2 605,1	2 535,3	2 056,9	1 863,9	1 880,8	1 731,8
Zimbabwe†		**—**	—	212,5	180,0	243,6	217,2	
Group	6,9	**6 709,8**	6 557,4	6 423,6	5 849,8	5 641,7	5 616,7	5 097,0
Trading profit								
Edgars		**296,4**	228,5	223,8	162,6	277,9	380,8	436,6
United Retail		**115,5**	110,7	175,5	79,5	57,7	84,4	115,2
Zimbabwe		**—**	—	46,9	31,2	45,0	52,9	
Credit and Financial Services*		**(55,2)**	(93,7)	(14,9)	—	—	—	—
Manufacturing		**(36,6)**	3,7	(10,7)	(19,4)	9,6	7,5	17,6
Group services and consolidation adjustments		**8,5**	8,8	10,0	(25,4)	27,0	21,7	9,5
Group	(6,3)	**328,6**	258,0	430,6	228,5	417,2	547,3	578,9
Net assets								
Edgars		**909,2**	981,0	1 019,8	1 000,7	1 051,5	828,5	767,0
United Retail		**518,8**	623,8	624,5	531,9	525,1	442,4	450,6
Zimbabwe		**—**	—	85,0	71,2	129,2	87,7	23,8
Credit and Financial Services*		**1 751,8**	1 681,1	1 582,4	—	—	—	—
Manufacturing		**95,4**	106,1	135,8	142,2	190,2	161,2	139,9
Group services		**(402,8)**	(267,5)	(524,3)	969,1	734,2	603,3	432,7
Group	8,9	**2 872,4**	3 124,5	2 923,2	2 715,1	2 630,2	2 123,1	1 814,0

Other statistical data (year end)							
Number of employees							
retailing	**9 716**	10 282	11 725	12 570	14 079	14 622	14 370
manufacturing	**1 050**	1 463	2 776	2 685	2 770	3 020	2 004
Total	**10 766**	11 745	14 501	15 255	16 849	17 642	16 374
Number of facias	**723**	624	671	703	702	660	545
Gross trading area (000 m²)	**681**	718	788	820	811	776	676
Number of active customer accounts (000)	**2 860**	2 944	3 446	3 725	3 598	3 643	3 695

(Definitions are given in note 2 to the annual financial statements)

†*Consolidated from April 1 1996 (previously equity accounted). Excluded from consolidation from 1 April 2001 (refer note 14). 2001 restated excluding Zimbabwe for comparative purposes.*

**Credit and Financial Services previously accounted for in the chains.*

Earnings per share and dividends per share


cents
700
600
500
400
300
200
100
0
1996 1997 1998 1999 2000 2001 2002
Earnings
Dividends

Cash equivalent earnings and cash flow per share


cents
1 200
1 000
800
600
400
200
0
-200
1996 1997 1998 1999 2000 2001 2002
Cash equivalent earnings
Cash flow

Revenue and indexed revenue
(Indexed on CPI inflation)


Rm
7 000
6 500
6 000
5 500
5 000
4 500
1996 1997 1998 1999 2000 2001 2002
Revenue
Indexed revenue

Trading density and indexed trading density


R/m²
10 000
9 500
9 000
8 500
8 000
7 500
7 000
6 500
6 000
1996 1997 1998 1999 2000 2001 2002
Trading density
Indexed trading density

Edcon 2002

Year Number of weeks	Over time financial objectives/ constraints	Seven year compound growth % p.a.	**2002** **52**	2001 52 (restated)	2000 52	1999 52	1998 52	1997 53	1996 52
Ordinary share performance (cents per share)									
Earnings									
attributable earnings basis		(8,2)	**302,9**	210,5	394,8	150,6	418,2	597,8	642,4
headline earnings basis		(8,0)	**304,0**	214,0	407,9	147,6	416,8	592,4	636,3
cash equivalent basis		0,5	**726,7**	649,6	779,7	514,0	753,3	868,3	850,5
Attributable cash flow		16,3	**1 080,3**	92,3	375,4	349,7	(91,4)	644,2	696,4
Dividends declared for the financial year		(8,0)	**117,0**	100,0	152,0	58,0	247,0	247,0	247,0
Net equity		10,5	**4 430,8**	4 013,1	3 926,7	3 636,7	3 629,2	3 358,4	2 822,7
Returns									
Return on ordinary shareholders' equity (%)	20,0	Av. 12,1	**7,5**	5,3	10,4	4,2	12,0	19,4	25,6
Return on capital employed (%)		Av. 11,9	**7,4**	6,1	10,9	5,6	11,7	18,7	22,9
Productivity									
Cash value added (Rm)		7,0	**2 021,0**	1 538,4	1 648,0	1 709,8	1 462,1	1 780,1	1 665,0
Cash value added per retailing employee (R000)			**208,0**	149,6	140,6	136,0	103,8	121,7	115,9
Net asset turn (times)			**2,3**	2,1	2,2	2,2	2,2	2,8	2,8
Net assets per retailing employee (R000)		14,7	**295,6**	303,9	249,3	216,0	186,8	145,2	126,2
Trading profit to retail sales (%)	10,0		**4,9**	3,9	6,7	3,9	7,4	9,7	11,3
Retail sales revenue per square metre (Rand) (moving annual)		5,6	**9 572**	9 042	8 002	7 143	7 115	7 655	7 799
Retail sales revenue per retail employee (R000)			**690,6**	637,7	547,9	465,4	400,7	384,1	354,7
Retail sales revenue growth (%)			**2,3**	2,1	9,8	3,7	0,5	10,2	21,3
Stock turn (times) (moving annual)			**3,8**	3,4	3,7	3,7	3,2	3,5	3,4
Effective tax rate (%)			**35,2**	29,7	30,6	36,3	34,0	34,4	35,9
Solvency and liquidity									
Financing cost cover (times)	5,0		**5,2**	3,0	5,6	1,9	7,4	10,6	7,9
Dividend cover (times)	2,6	Av. 2,4	**2,6**	2,1	2,6	2,6	1,7	2,4	2,6
Cash realisation rate			**1,49**	0,14	0,48	0,68	(1,12)	0,74	0,82
Gearing ratio	0,5	Av. 0,20	**0,16**	0,28	0,22	0,24	0,24	0,09	0,17
Total liabilities/shareholders' funds		Av. 0,80	**0,81**	0,83	0,79	0,78	0,79	0,67	0,93
Interest-free liabilities/total assets			**0,31**	0,26	0,29	0,28	0,29	0,33	0,39
Current ratio			**2,2**	2,2	2,2	2,2	2,8	2,2	2,2
JSE Securities Exchange performance									
Traded prices (cents per share)									
last sale in year			**2 410**	2 105	7 070	3 180	8 520	12 000	16 500
high			**3 360**	7 200	8 400	8 900	13 650	16 500	17 000
low			**1 900**	1 970	3 000	1 600	6 400	9 800	11 500
weighted average price per share traded			**2 674**	3 539	5 636	3 065	10 296	11 803	12 019
Price earnings ratio			**8,0**	10,0	17,9	21,1	20,4	20,1	25,7
Edcon share price index (1996: 100)			**15**	13	43	19	52	73	100
JSE actuaries' retail index (1996: 100)			**51**	52	83	81	107	87	100
Year end market price/net equity per share			**0,54**	0,52	1,80	0,87	2,35	3,57	5,85
Number of shares in issue (000)			**57 445**	57 445	57 376	57 376	55 732	54 196	52 921
Volume of shares traded (000)			**33 890**	39 355	34 750	27 281	8 039	3 048	1 144
Number of transactions			**5 291**	13 275	18 129	9 955	2 772	1 512	795
Volume traded as % of number in issue			**59,0**	68,5	60,6	47,5	14,4	5,6	2,1
Value of shares traded (Rm)			**906,3**	1 393,1	1 958,7	836,2	827,7	359,7	137,5
Market capitalisation (Rm)			**1 384,4**	1 209,2	4 056,5	1 824,5	4 748,4	6 503,6	8 732,0
Number of shareholders			**3 160**	1 932	2 512	12 649	446	511	519
Earnings yield (%)			**12,6**	10,0	5,6	4,7	4,9	5,0	3,9
Dividend yield (%)			**4,9**	4,8	2,1	1,8	2,9	2,1	1,5

(Definitions are given in note 2 to the annual financial statements)

Retail sales revenue and total assets


Rm
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1996 1997 1998 1999 2000 2001 2002
Retail sales revenue
Total assets

Market price and net equity per share


cents
18 000
15 000
12 000
9 000
6 000
3 000
0
1996 1997 1998 1999 2000 2001 2002
Market price
Net equity per share

Share performance


cents
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1996 1997 1998 1999 2000 2001 2002
Edcon high/low share price
Edcon closing share price
JSE actuaries' index equivalent closing price

Retail sales revenue per retail employee


R000
700
600
500
400
300
200
100
0
1996 1997 1998 1999 2000 2001 2002
Retail sales revenue per employee

Edcon

Edgars Consolidated Stores Limited originated from one small clothing store opened in Johannesburg in 1929. It was listed on the JSE Securities Exchange in 1946. It operates through 723 facias in southern Africa.

Vision, Mission and Values

Group Vision

The Edcon vision is to be recognised as the top CFTA retailer and the top retail employer, in southern Africa. We will be a dominant force in the markets in which we compete, and will serve our various customer groups in ways appropriate to their needs.

Group Mission

The Group's business mission is to serve our various customers

- with professionalism, courtesy and care through motivated and competent employees at all levels of the organisation;
- with products offering fashionability, quality and affordability that satisfy their differing lifestyle needs;
- with payment options and financial services that meet their financial needs.

The Group's community mission is:

- to contribute to positive change in the quality of life of the people in the areas in which we trade, primarily through support for education.

The Group's mission as an employer is:

- to treat our people as family, always with fairness and respect;
- to provide the tools, training and opportunity for development in their careers and as individuals, and to provide a better life for themselves and their families.

Group Values

The values which will support this mission, and the evolution of the appropriate culture throughout Edcon, are as follows:

- People first – retail is a people business
  - Our customers – we have an obsession for customer service, whether behind the scenes, or on the shop floor.
  - Our employees – our people are our most important asset in satisfying customers and achieving corporate goals. Management cannot expect staff to look after customers better than they look after their staff.
- Respect for individuals, treating people as we ourselves would like to be treated, whether colleagues, customers or suppliers.
- Teamwork produces better results – we are one team competing with other retailers.
- We are a learning organisation, capable of learning from any source, willing to admit mistakes, and to learn from them.
- Innovation is encouraged – new ideas shape the future. Reward for trying is almost as important as reward for success.
- Discipline – processes and control are the cornerstone of sustainable success, even in an entrepreneurial and innovative environment.
- Winning – knowing where we are, celebrating successes, beating the competition and having fun doing it. The joy of winning must be greater than the fear of losing.
- Fairness and integrity in all our dealings, whether with employees, customers, merchandise and service suppliers, unions, shareholders, and all other stakeholders.
- Leadership, at every level in the organisation, to make these values real, to lead our teams to higher levels of performance and to keep Edcon in its pre-eminent position in the market.

Group Review

Edcon 2002

Year Number of weeks	Seven year compound growth % p.a.	2002 52	2001 52 (restated)	2000 52	1999 52	1998 52	1997 53	1996 52
Group income statements (Rm)								
Retail sales revenue	6,9	**6 709,8**	6 557,4	6 423,6	5 849,8	5 641,7	5 616,7	5 097,0
Cost of sales		**4 264,1**	4 227,9	4 100,7	3 834,1	3 583,4	3 510,6	3 163,9
Gross profit		**2 445,7**	2 329,5	2 322,9	2 015,7	2 058,3	2 106,1	1 933,1
Expenses		**2 117,1**	2 071,5	1 892,3	1 787,2	1 641,1	1 558,8	1 354,2
Trading profit*	(6,3)	**328,6**	258,0	430,6	228,5	417,2	547,3	578,9
Net financing costs		**63,5**	85,8	77,4	121,4	56,8	51,8	72,9
Profit before taxation		**265,1**	172,2	353,2	107,1	360,4	495,5	506,0
Taxation		**93,4**	51,3	108,3	38,9	122,5	170,5	180,8
Equity accounted retained earnings		**—**	—	—	—	—	6,1	14,9
Attributable to outside shareholders		**—**	—	18,4	(17,6)	7,4	10,2	2,9
Earnings attributable to ordinary shareholders	(7,0)	**171,7**	120,9	226,5	85,8	230,5	320,9	337,2
Group cash flow (Rm)								
Cash generated from trading	(1,8)	**530,0**	464,7	655,9	422,0	587,3	692,3	687,7
Working capital requirements		**185,7**	(229,4)	(334,9)	(22,6)	(417,4)	(96,7)	(61,9)
Cash generated from operating activities	8,7	**715,7**	235,3	321,0	399,4	169,9	595,6	625,8
Net financing costs paid		**(63,5)**	(85,8)	(77,4)	(121,4)	(56,8)	(51,8)	(72,9)
Taxation paid		**(40,0)**	(95,5)	(36,2)	(82,4)	(149,7)	(187,0)	(175,1)
Cash inflow from operations		**612,2**	54,0	207,4	195,6	(36,6)	356,8	377,8
Dividends paid		**(57,2)**	(76,3)	(60,6)	(21,8)	(13,8)	(16,1)	(7,4)
Net cash retained		**555,0**	(22,3)	146,8	173,8	(50,4)	340,7	370,4
Net cash invested	(1,1)	**(159,8)**	(109,2)	(137,5)	(223,2)	(308,8)	(270,4)	(235,5)
Net financing repaid		**395,2**	(131,5)	9,3	(49,4)	(359,2)	70,3	134,9
Decrease in shareholder funding		**(141,5)**	2,0	0,6	13,0	10,2	7,1	5,7
Decrease in interest bearing debt		**(238,7)**	208,6	27,8	52,3	351,9	(53,7)	(148,8)
Net cash outflow from financing activities		**(380,2)**	210,6	28,4	65,3	362,1	(46,6)	(143,1)
Increase in cash and cash equivalents		**15,0**	79,1	37,7	15,9	2,9	23,7	(8,2)
Group balance sheets (Rm)								
Assets								
Non-current assets		**915,7**	789,9	878,9	899,9	846,7	731,2	604,2
Current assets		**3 235,5**	3 422,9	3 226,1	2 879,7	2 875,2	2 428,7	2 347,2
Total assets	7,4	**4 151,2**	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9	2 951,4
Equity and liabilities								
Ordinary shareholders' equity	10,5	**2 296,8**	2 305,3	2 253,0	2 086,6	2 022,6	1 820,1	1 493,8
Minority interest and preference shares		**0,6**	0,4	42,4	31,6	53,1	74,9	34,5
Interest bearing debt	4,1	**575,0**	818,8	627,8	596,9	554,5	228,1	285,7
	8,9	**2 872,4**	3 124,5	2 923,2	2 715,1	2 630,2	2 123,1	1 814,0
Interest free liabilities	4,5	**1 278,8**	1 088,3	1 181,8	1 064,5	1 091,7	1 036,8	1 137,4
Total equity and liabilities	7,4	**4 151,2**	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9	2 951,4

(Definitions are given in note 2 to the annual financial statements)

Note: 2001 restated excluding Zimbabwe for comparative purposes.

**Includes dividend income*

Edcon

Table of contents

Group Financial Highlights

	2002 52 weeks	2001 52 weeks (restated excl. Zimbabwe)	Change %
Group summary	**Rm**	Rm	
Retail sales revenue	**6 709,8**	6 557,4	2
Earnings attributable to ordinary shareholders	**171,7**	120,9	42
Attributable cash equivalent earnings	**411,8**	373,2	10
Cash flow from operations	**612,2**	54,0	1 034
Cash value added	**2 021,0**	1 538,4	31
Total assets	**4 151,2**	4 212,8	(2)
Market capitalisation	**1 384,4**	1 209,2	14
Ordinary share performance (cents per share)			
Earnings			
Attributable earnings basis	**302,9**	210,5	44
Headline earnings basis	**304,0**	214,0	42
Cash equivalent basis	**726,7**	649,6	12
Attributable cash flow	**1 080,3**	92,3	1 071
Dividends declared for the financial year	**117**	100	17
Net equity	**4 431**	4 013	10
Market price	**2 410**	2 105	14
Financial statistics			
Trading profit as % of retail sales	**4,9**	3,9	
Return on ordinary shareholders' equity (%)	**7,5**	5,3	
Liquidity ratios			
Gearing ratio	**0,16**	0,28	
Total liabilities/shareholders' funds	**0,81**	0,83	

Prospects

A modest increase in Edcon sales in nominal terms can be expected, but the current positive momentum of the turnaround programme throughout the Group's businesses should still facilitate a meaningful rise in earnings per share for the year ahead.

We're fitter, stronger and smarter

- ✓ Our space is more productive
- ✓ Our cost structures are more efficient
- ✓ Our gross margin has improved by 93 basis points
- ✓ We're managing credit effectively
- ✓ And our earnings rose by 42%
- ✓ We're deep in management expertise



Edcon



We're satisfying our customers

- ✓ We know our customers
- ✓ We're providing the right merchandise
- ✓ At the right price
- ✓ We're entrenching a culture of service excellence
- ✓ And we have three top ranked brands



Edcon



We're positioned for growth and . . .

- ✓ We will leverage brand strengths,
- ✓ Sweat assets and business capacity
- ✓ We have strong cash flows and low gearing
- ✓ We will expand our customer base and extend our product ranges, and
- ✓ Grow our discount channel with a complement to CFTA







Chairman
W S MacFarlane

A solid base for sustainable growth

The year under review has been an exciting and rewarding one for all at Edcon. The three-year programme to revitalise the entire organisation has been completed and the stage has now been reached where the Group is in position to boost returns to shareholders and have its blue-chip status restored among investors.

It is helpful in assessing the progress that has been made, to be reminded of our programme initiatives, although these have been well documented in previous Annual Reports:

- repositioning Edcon's brands, based on exhaustive customer research;
- regaining profitable clothing, footwear and textile (CFT) market share, through improved customer service and value for money offerings;
- consolidating all back office support functions, through greater centralisation and more productive use of technology;
- cleaning up the debtors' book, through improved collections and tighter credit granting controls;
- enhancing space utilisation, by rationalising the number of stores and introducing selective multi-branding; and
- raising productivity, through an enlightened and motivating human resource strategy.

The very pleasing results for the year under review, and the marked improvements that are evident throughout the organisation – to which the executive team will refer in greater detail in their reports – certainly confirm that substantial progress has been made in all these initiatives and that the stage has now been reached where the key elements for sustainable growth in the years ahead are firmly in place.

Results As regards the overall level of activity, total sales growth for the Group of just over 2% must be viewed against the background of lower CFT prices and the 5% reduction in the Group's retail space. A detailed analysis of sales revenue actually indicated that Edcon's CFT sales increased by some 11%, on a comparable store basis. This is well ahead of the 6% improvement reported by the Retailer's Liaison Committee for the balance of the market and has enabled the Group's share of the CFT market to rise marginally to 27%. Cellphone sales, in contrast, declined by almost 30%.



More importantly, however, the Group's progress is reflected in the 42% increase achieved in headline earnings per share. This achievement has been made possible by an improvement in gross margins, a limited increase in store costs, well controlled overheads and an impressive reduction in the cost of credit.

As working capital management and cash flow remain priorities, it is most gratifying to report that the Group again reduced its investment in working capital, through lower stock holdings and improved debtor collections, and was able to repay a further R239 million in borrowings, as well as funding the cost of re-purchasing 10% of the issued share capital for R142 million. Consequently, gearing fell to only 16% of shareholders' funds – well below last year's 28%.

The Economy The past year has seen economic uncertainty and upheaval right across the globe, and South Africa had its share. The tragic events of 11 September 2001 have destabilised already fragile economies, while the demise of many major international and local corporations has seriously undermined investor confidence. In the South African context, the most significant event has been the collapse of the Rand in the last quarter of 2001. The full implications for inflation of the decline in the currency, which peaked at some 40%, have yet to be felt throughout the economy, but they will certainly be profound for all consumers.

In spite of relatively low interest rates for most of 2001, Gross Domestic Product targets were again not achieved, and the lacklustre 2,2% growth rate was well below the level required to stem ever-increasing unemployment in the formal sector. While the Reserve Bank's determination to curb inflation is laudable over the longer term, its decision to increase interest rates twice already in the first quarter of 2002, in reaction to cost push inflation caused by external events and, in particular, the depreciated currency, could well neutralise internal efforts to stimulate economic growth and job creation, which must be the nation's first priority.

Interest bearing debt and shareholders' funds



Rm
2 500
2 000
1 500
1 000
500
0
1996
1997
1998
1999
2000
2001
2002
Interest bearing debt
Shareholders' funds

Government has in place long-established legislation which restricts the maximum interest rate that customers can be charged by retailers on credit transactions, thereby protecting innocent customers from the unscrupulous loan shark activities practised in unregulated sectors of the market. However, in the way in which it is currently being applied, it is impossible for retailers to operate if the so-called usury rate is not changed very promptly in direct reaction to movements in the prime lending rate. Retailers have, and will continue to approach the Department of Trade and Industry to allow the usury rate to float automatically in terms of a prime related formula.

Across our northern border, the total lack of political freedom in Zimbabwe and its dire economic circumstances remain most concerning. In spite of a particularly good performance from Edgars Zimbabwe, their results have not been consolidated this year as there is simply no foreign currency available in Zimbabwe to extract and, therefore, account for any benefits by way of dividend payments. In order to facilitate meaningful comparison, last year's figures have been restated throughout this report to exclude Edgars Zimbabwe.

Securitisation Edcon has conventionally been characterised as a retailer. However, with a debtors' book under management of over R3 billion, it is also a significant credit provider. For many years the Group has endeavoured to unlock value by separating these two distinct activities. Groundbreaking progress has finally been made in this pursuit. During May, the Board approved proceeding with the sale of the majority of the Group's debtors, on a totally non-recourse basis, to a securitisation structure. This structure will identify and limit the Group's credit and interest rate risks, while lowering its cost of funding through direct access to the capital markets. Further details follow later in this report.

"During May, the Board approved proceeding with the sale of the majority of the Group's debtors, on a totally non-recourse basis, to a securitisation structure"

The implied investment grade rating, on a South African rating scale, ascribed to Edcon, post the securitisation, by an international rating agency bears testimony to the success achieved by management in its attention to corporate governance, ethical standards, effective controls and procedures and sound financial management. The Triple-A rating, granted to the majority of the notes to be issued to finance the purchase of Edcon's debtors, unequivocally confirms the healthy state of the debtors' book, as well as the effectiveness of Edcon's ongoing credit management policies.

Net cash proceeds expected to be generated from this transaction will be used to repay debt, both on and off balance sheet, and to fund future expansion opportunities.

Dividend In terms of the Group's long-standing policy of covering dividends 2,6 times, a final dividend of 81 cents per ordinary share has been declared, bringing total dividends for the year up to 117 cents, as compared with 100 cents in the previous year.

Prospects Despite recent buoyancy in National clothing sales, it is unlikely that the reduction in personal taxes announced in the Budget will compensate for the full inflationary impact of the devaluation in the currency, higher interest rates and rising fuel costs. Discretionary disposable income is, therefore, expected to remain under severe pressure throughout the coming year and, in consequence, clothing purchases will be constrained. As it is now likely that inflation in the sector will reach double digits for the first time in many years, national unit sales of clothing may well decline in the year ahead.

Against this background, a modest increase in Edcon sales in nominal terms can be expected, but the current positive momentum of the turnaround programme throughout the Group's businesses should still facilitate a meaningful rise in earnings per share for the year ahead.

Appreciation We are pleased to welcome Peter Wilmot to the Edcon Board as a non-executive Director. Peter retired as Chairman of the Board of Deloitte & Touche in August 1999

Chairman's Statement

continued

and is currently deputy Chairman of the Standards Advisory Council of the International Accounting Standards Board. Few people could be better qualified to take up the Chairmanship of the Board's Audit Committee – a role which Peter will assume at the conclusion of the Annual General Meeting in July. A warm welcome also goes to Jon Spotts, the recently appointed Chief Executive of the Edgars chain. His vast retail experience at Sears, Roebuck and Company, a leading retailer in the United States, will be invaluable to future Board deliberations and the setting of future strategy.

Resignations from the Board have followed certain organisational re-structuring. John Day, who held a seat on the Board in his role as chief information officer, has been moved to head the strategic planning function at Edcon, while Graham Evans, previously Chief Executive of United Retail, has taken up the position of Chief Executive – New Business in order to bring increased attention to new growth opportunities for the Group. We thank both gentlemen for their valuable contributions as directors. Assie Boshoff, a seasoned retailer with 14 years service to the Group, has assumed responsibility for United Retail.

Earlier in the year we bade farewell to Malcolm Wyman as a non-executive Director, who, with his extended responsibilities in London as Chief Financial Officer of South African Breweries Plc., found it increasingly difficult to contribute to the extent he wished and, accordingly, he tendered his resignation. His astute counsel will be missed.

The Edcon Group is a business fundamentally changed from what it was some three years ago. This transformation has been confirmed by the recent positive endorsement from an international rating agency. It is, therefore, altogether appropriate that the non-executive Directors join me in thanking Steve Ross, our Chief Executive, for his bold leadership and tireless dedication to the rejuvenation of Edcon. He provides a powerful breath of fresh air, not only to us, but to retail endeavours in South Africa. My personal thanks and congratulations go to all the Directors, executive management and members of the greater Edcon family for their steadfast determination to win over customers and provide superior service. To those customers and to our shareholders, suppliers and bankers, also go our deep appreciation for their valuable support and encouragement.

There is much that still has to be done to meet the valid expectations of the investing public into the future. However, I am confident that we have in place a robust organisation with skilled management, and I look forward to being part of this team and being in a position to report continued success in the year ahead.

W S MacFarlane
Chairman

Corporate Board

Non-executive Directors

Independent

W S MacFarlane* ◆ *(66)
CA(SA), FCA
Director of companies. Past Group Deputy Chairman of The South African Breweries plc. Appointed to the Board in 1982 and, after retiring from the Board in 1998, re-appointed as Chairman in 1999. Chairman of the Audit Committee.



T N Eboka* # *(43)
BS Textile Engineering (USA),
BS Applied Mathematics (USA), MBA (USA)
Director of Environmentek (a division of the CSIR).
Director of companies.
Appointed to the Board in 1999.



Z B Ebrahim* ❖ *(42)
BA, HDE
Executive Chairman Inframax Holdings (Pty) Ltd.
Director of companies.
Appointed to the Board in 1999.



J D M G Koolen* • *(41)
BCom (Netherlands), MBA
Managing Director of the Monitor Group.
Appointed to the Board in 2001.



P L Wilmot* ◆ *(62)
CA(SA)
Former Chairman of Deloitte & Touche.
Deputy Chairman of the Standards Advisory Council of the International Accounting Standards Board.
Director of companies.
Appointed to the Board in 2001.



Non-independent

A J Aaron* ◆❖ *(69)
BCom, LLB
A senior partner of a Johannesburg firm of attorneys and a Director of companies.
Appointed to the Board in 1978.
Chairman of the Remuneration Committee.



Executive Directors

S M Ross* ‡◆❖# *(50)
BA (USA)
Group Chief Executive Officer.
Joined the company and appointed to the Board in 1998.
Chairman of the Customer Service Committee.

M R Bower* *(47)
BCom, BCompt Hons, CA(SA)
Chief Executive Group Services.
Joined the company and appointed to the Board in 1990.

Dr U Ferndale* ❖ *(37)
BA Hons, MA, Dlitt et Phil (Human Resource Management)
Group Human Resources Director.
Joined the company and appointed to the Board in 1999.

J L Spotts* ‡ *(39)
BS, CPA
Chief Executive Edgars chain.
Joined the company in 1999.
Appointed to the Board in 2002.

K C van Aardt* *(41)
BCom, BCom (Hons), CA(SA)
Group Financial Director.
Joined the company in 2000 and appointed to the Board in 2001.

‡ *USA*
• *Netherlands*
◆ *Member of Audit Committee*
❖ *Member of Remuneration Committee*
Member of the Customer Service Committee



Chief Executive Officer
S M Ross

Building for sustainable profitable growth

"This is not the end. It is not even the beginning of the end. But it is, perhaps, the end of the beginning." This quote from Winston Churchill seemed an apt description of where Edcon sits on its path from turnaround to sustainable profitable growth. The heavy work of the turnaround, detailed in this space over our last three annual reports, is almost complete. Teams are in place, real estate portfolios have been dramatically changed and the systems investments are operational and beginning to yield dividends.

The right strategy . . . The underlying strategy for the Edcon Group of stores remains the same despite an ever-changing environment. Interest rates are climbing, inflation is a growing concern; the pressure on consumers' disposable income for CFTA intensifies. We are confident, however, that our focus, our investment and progress made, will allow these factors to be reconciled in our favour.

Our primary mission, articulated consistently since 1999, is to be the store of choice in South Africa. For us that means being first stop on a shopping trip for CFTA for the formal market of income-earning South Africans, particularly the middle and lower earning segments. Edcon covers this market with assorted discount and department store formats nationwide that respond to the shopping patterns and needs demonstrated by each of our target segments of consumers. Each of these target segments has a proportion of dedicated Edcon shoppers that exceeds our national aggregate market share for that brand. This indicates a percentage of consumers that very probably shop with us first. Given that all target shoppers have fundamental expectations for price, assortment and service, our ability to provide them in a manner clearly superior to other stores they shop will, over time, convert more of them to 'first stop' shoppers. Those that already shop with us first will likewise be convinced to spend more of their available CFTA funds with us.



Achieving this requires that we deliver ever-increasing efficiency in the conduct of our business, passing the benefit to our customers and strengthening their perception of our stores versus the competition. Increasing our share of market concurrent with improving efficiencies will yield profitable growth.

. . . gets the desired results. Edcon's retail chains rank first, second and third in the Markinor survey of SA brands, largely due to product, location and service and continuous improvements in all three. Since March 1999, sales have continued to grow despite a reduction in space of over 66 000 m^2, and the reduction of inventories, advertising and markdowns. Additionally, we have improved stock turn in our core assortments from 3,65 to 3,81. We have boosted sales per square metre by 26% and sales per employee by 40% in the same period. Store and chain management expenses, excluding our IT investments, have by comparison only grown by 9%.

Besides profitable market share growth, success in retail is also measured by robust gross profit return on investment and healthy cash flow. We are tracking favourably on all these measures. The room for improvement that remains, to reach best of sector or world-class performance, can be managed without compromising our brand investment. It will come from the incremental gains due from our systems investment (Retek), maturing merchandise and operations teams and as yet unrealised benefits from the real estate transformation.

The search for efficiency that has characterised the work of the past three years remains a top priority into the future. Management is tasked and rewarded on extracting maximum value from existing assets, including our most prized, our people. We have identified the gaps that remain between current performance and realistic benchmarks. Better buying, product flows, staff scheduling and expense control will yield further improvements thereby closing those gaps and enhancing enterprise value. As detailed in later pages, we still look to achieving a Return on Equity of 20% over the longer term. The question becomes: "Are we fully leveraging our brand strength to extract the maximum value in a reasonable time frame?"

The efficiency measures and core competence indicators are pointing in the right direction. As such, we consider it time to build on this solid foundation and extend our brand strength and other assets to related businesses and product categories in southern Africa. It is our intention to extend the range of products sold at Edgars, to test Red Square Express (a format tailored for medium-sized centres), and to find a complement to CFTA in the discount sector. We also believe that we are under-penetrated in Botswana and Namibia, and we are carefully investigating Zambia and Mozambique.



An attractive investment proposition in retail? The financial community has been underweight in retail for some time. The consensus seems to be that any macro-economic negative will impact hardest on clothing retail. Retailers are apparently viewed in one box when assessing credit risk and the perception that no benefit is worth the risk of extending credit seems common. Edcon shows a divergent trend. We have managed to grow our business and share of market profitably in a tough environment without eroding brand value. We have also shown it possible to responsibly grant credit with controlled risk and enjoy the benefit of a greater share of customers' wallets.

The simplistic view that the low-income sector of the market is most affected by bad economic news, and that therefore the discount channel will suffer fails to take cognizance of the growth of this sector in the rest of the world over the last 25 years. For instance, on a converted basis, factoring purchase parity into the equation, South Africa is significantly under spaced in the discount channel relative to the population and its spending power. Such a view also fails to recognise the double benefit of capturing the customer trading down on staples because of inflation constraints as well as capturing the growing affluence among formerly disadvantaged people, trading up. Lastly, it underestimates the Edcon competence at managing credit with low-income consumers and the brand force of Jet, Sales House and Cuthberts with millions of consumers in South Africa. The biggest opportunity in southern African retailing is to become the dominant force in discount. It is a key strategy of the Group to retain and expand our relevance to this channel for CFTA and to explore the logical brand extensions and complements to make these Chains even more compelling.

Edgars and United Retail between them are aiming at 82% of South African households. 63% of those households earn between R500 and R2 500 per month and represent over 20 million people. It is our intent to convert them to shop us first and leverage the scale of their buying power, but not to expect them to spend more in tough times.

"Our primary mission, articulated consistently since 1999, is to be the store of choice in South Africa"

There have been seismic shifts in retail reality over the past six years in South Africa. Most of the retail models for established retailers have been changed. Where you trade, what you sell and what you charge have been redefined by the arrival of new customers, the departure of others and new and vigorous competition. Edcon has done the work to adapt to these changes and emerge as store of choice for low and middle income South Africans. We remain optimistic about our potential to thrive in this market place.

Appreciation In the course of this past year Koos Swart announced his plans to retire and we wish him well. He has done an outstanding job managing our Supply Chain for the last three years. I would like to acknowledge the strong contribution Jon Spotts has made as Chief Executive of Edgars over this past year and we welcome him to the Board as an executive Director. The ongoing recovery at Edgars has been most pleasing with special mention to the Starting Block team for another double-digit increase.

We congratulate Assie Boshoff on his promotion to Chief Executive of United Retail. Ian Wood and the Credit Team deserve kudos for managing down the cost of credit, reducing debtors, increasing collections and improving customers' ability to purchase, all the while maintaining the strictest standards in the industry. We thank John Day and Graham Evans for their contribution to the Board.

Selwyn MacFarlane continues to set a tone and standard that has our Board reaching and achieving new heights in governance and oversight. He stimulates and challenges our thinking, to the benefit of the company. I echo Selwyn's sentiments in welcoming Peter Wilmot to the Board. With his help we will continue to lead the sector in spirit and deed in Corporate Governance.

The whole Edcon family can claim to be veterans of change. The culture is changing too. We are more nimble, more results and data driven. A higher personal level of interest in our performance is evident. This represents a critical maturity that will facilitate and drive benefits from the change yet to come. I am proud to work with a very professional team, all winners.

S M Ross
Chief Executive Officer

Chief Executive – Group Services' Report



Chief Executive – Group Services
M R Bower

FINANCIAL RESULTS, INVESTMENTS AND FUNDING

From a financial perspective, the Edcon Group is currently managed within the framework of the following objectives and constraints:

○ Return on shareholders' equity	20%
○ Trading profit to retail sales	10%
○ Financing cost cover	5 times
○ Gearing ratio	0,5

These are underpinned by working capital management and cash generation, which are inescapable priorities throughout the business.

I am pleased to report meaningful improvements in each of these measures during the year under review, confirming again the efficacy of the turnaround initiatives of the past three years.

Although retail sales grew by only 2,3%, after recognising the 5,1% reduction in retail space over the year, comparable store growth of over 7% was impressive. Important too was the improvement in the profitability of these sales and the improved productivity of the organisation. Better buying margins and lower markdowns pushed the reported gross profit from 35,5% to 36,4% while the key measures of productivity – sales per square metre and sales per employee – rose by 6% and 8% respectively.

The ongoing rationalisation and overhead management programmes are now generating substantial benefits and the ultimate measure of store productivity – the cost of selling percentage – fell from 20,9% of sales last year to 20,6%. Store expenses rose by only 1%. The Group has the objective of reducing the cost of selling percentage to 19,5%, over time. Lower store headcounts and improved staff scheduling contributed to this commendable store performance. Chain management expenses were also well contained reflecting some 5% decline on last year. As a result, the Group's retail activities, before head office costs, increased their contribution by 28%. The turnaround in the credit operation, which reduced its total net cost by some R38 million, also contributed meaningfully to the 27% improvement in operating profit and the rise from 3,9% of sales last year to 4,9% (our objective is 10%). As indicated later in my report, the only expense that rose disproportionately was the cost of information technology.

Net financing costs benefited from lower interest rates and reduced average borrowings, resulting in a 26% decline and a marked improvement in financing cost cover from 3 times last year to 5,2 times this year (our objective is a minimum of 5 times).

Earnings attributable to ordinary shareholders, at R172 million, rose by a pleasing 42% after providing comprehensively for current and deferred taxation and for secondary taxation on companies (on dividends) – resulting in an effective taxation rate of 35% (last year was 30%). Based on the lower average number of shares in issue – following the re-purchase of shares late in the year – earnings per ordinary share rose by 44% to 303 cents, while the ordinary shareholders' return on equity improved from 5,3% to 7,5% (objective: 20%). Importantly, cash equivalent earnings per share increased by 12% to 727 cents and an impressive 149% of this was realised in the cash flow per share of 1 080 cents (up from 92 cents last year).



At the divisional level, as indicated in the table, sales in Edgars rose by 4% in spite of reducing space by 4% over the year. A 6% increase in sales in its core clothing businesses – substantially in line with growth in the market in general – compensated for the steep decline of 19% in cellular sales. Their operating margin, before carrying a cost of credit, rose impressively from 5,8% to 7,2%. On an Economic Value Added (EVA) basis, the Edgars contribution, after absorbing a full cost of credit and cost of capital charge, but before head office costs, rose by 96% from R95 million to R186 million.

	CFT sales % Change	Cellular sales % Change	Total sales % Change	Space reduction % Change
Edgars	6	(19)	4	(4)
United Retail	5	(36)	(1)	(7)
Total	6	(30)	2	(5)

The pervasive changes and extensive store rationalisation and repositioning programme in United Retail impacted negatively on their success. Nevertheless, in spite of their 7% reduction in retail space, their clothing sales rose by 5%. Cellular sales, however, off a high historic base, fell by 36%, resulting in a decline in total sales of 1%. In addition to the impact of lower sales levels, United Retail's modest increase in profitability also reflected the indeterminable costs of disruption associated with significant changes to stores. Consequently, on a basis similar to that outlined above, United Retail's operating margin rose from 4,2% to 4,5%. On an EVA basis their chain responsibility profit increased by 11% from R43 million to R47 million.

Results from the Group's manufacturing division, which operates as Celrose, Studio and Reactor Clothing, were particularly disappointing after further rationalisation and a clean-out exercise decimated their trading profits. This included the disposal of the Lee manufacturing operations and the relocation of production to Celrose, after the licence for this brand expired late in 2001, and the closure of the Lauré jacket factory after a period of unprofitable sales. In consequence of all this, the division, which serves the Group as primary customer, recorded a non-recurring loss of R37 million. Going forward, a change in structure and an overhaul of control procedures, will contribute to future profitability. The prospects for the division have improved with the devaluation of the Rand, given that Celrose has an export business amounting to 35% of total sales.

The meaningful improvement in the Group's cash "EBITDA" from R465 million last year to R530 million and the impressive working capital management achieved, are reflected in a rise in cash generated from operating activities from R235 million last year to R716 million. Particularly efficient stock management, assisted by the introduction of Retek, reduced the Group's investment in merchandise by R181 million. The stockturn improved from 3,4 times last year to 3,8. Creditor funding enhanced cash flow by a further R49 million, while improved collection activity limited the additional investment in debtors to only R44 million. After paying financing costs, taxation and dividends of R161 million, net cash retained and available for investment was R555 million.

Last year, we reported that capital expenditure of R169 million had been approved by the Board for the current year. The amount spent was limited to R141 million with R90 million being in respect of stores, R32 million on computer equipment and the balance on sundry equipment. An amount of R31 million was channelled into loans and investments, the bulk of which was advanced to the Edgars Share Trust to allow for the purchase of 1 125 000 Edcon shares at an average price of R26,68. This increased the number of shares owned by the Trust to 3 016 144 at an average price of R23,73. The Trust will be called to deliver 6 636 000 shares in future in terms of options already exercised and the shares in its possession will be used for this purpose, thus avoiding the dilution which would take place if we had to issue new shares. The carrying value of these shares is lower than the option exercise prices.

"The meaningful improvement in the Group's cash "EBITDA" from R465 million last year to R530 million and the impressive working capital management achieved, are reflected in a rise in cash generated from operating activities from R235 million last year to R716 million"

After investment activities, requiring R160 million in total, cash available for financing activities amounted to R395 million. This facilitated the re-purchase of 5 606 876 Edcon shares at an average purchase price of R25,11 (total consideration R142 million) and the re-payment of borrowings of R239 million, while cash rose by R15 million. Consequently, gearing declined markedly from 0,28 last year to 0,16 (well below the 0,5 constraint).

The share buy-back had little impact on the results for the current year as the majority of shares were re-purchased in the last few months of the year. However, if the shares had all been bought back on 1 April 2001, earnings for this year would have been 314 cents per share, compared with 302 cents per share if no buy-back activity had taken place. This 4% buy-back impact is expected to rise to 5% in the year ending 31 March 2003. The buy-back boosted the net asset value per share by 4% to the reported 4 431 cents, from a theoretical 4 248 cents per share without the buy-back.

The Directors have again assessed the appropriateness of the going concern concept in the preparation of these financial statements. Based on current and projected profitability, total banking facilities of R1 354 million (which are more than adequate to meet peak borrowing requirements), unutilised liability capacity of R894 million and an indicative investment grade rating from an international rating agent post securitisation, there is every reason to believe that the company and Group have adequate resources in place to continue in operation for the foreseeable future.

In accordance with past practice, expenditure on enterprise-wide computer software packages has been charged to prepayments pending commissioning of the software and its transfer to fixed assets. During the year, with the introduction of Retek into Edgars and United Retail, R169 million was transferred from prepayments to fixed assets and depreciation of these costs commenced. The balance in prepayments at year end relating to Human Resource software amounted to R2 million, while the net book value of computer software included in fixed assets and still to be amortised was R227 million.

Analysis of the balance sheet confirms that the Group's intention to 'sweat its assets' has been successful. Total assets declined year on year and particularly pleasing has been the 16% reduction in stock levels. Stockholdings are current and the percentage of carry-over stock from previous seasons has again been cut. Management is satisfied that stock is saleable and is being carried at values that will generate an acceptable gross profit on sale. As outlined later in the credit section of this report, the decline in total debtors underlines the efficacy of the Group's collection efforts. Group trade accounts receivable remained largely unchanged, but the value of debtors owned by Nedcor declined by R140 million to R1 293 million. The Group applied its strict ageing and write-off policies consistently this year. In addition, a doubtful debt provision, based on the formula applied in previous years, has been raised against debtors.

"The increase in overall wealth created through cash value added of R2 billion benefited most stakeholders"



Past experience has confirmed the adequacy of the basis adopted.

Group treasury continued to operate within well defined boundaries and at year-end 15% of borrowings was fixed for more than a year, while short term hedge instruments pegged interest rates on another R113 million for less than six months. In line with Group policy of limiting uncovered foreign exposure to R20 million, there were no uncovered foreign exchange liabilities net of export proceeds at year-end.

Mindful of the concept of Ubuntu (sharing), management monitors closely the distribution of the overall wealth created through cash value added by the business between its major stakeholders. The increase in cash value added, from R1,5 billion last year to R2 billion, benefited most stakeholders with 44% being allocated to employees, 2% to the state by way of direct taxes, 4% to lenders, 20% to landlords, 3% to shareholders and the balance of 27% being retained in the business for further growth.

No inflation statement has been prepared this year as general inflation levels are low in South Africa and inflation relating to clothing has been well below general inflation for many years. Should the impact of inflation become meaningful in years ahead, inflation statements will again be presented. The disclosures for Edgars Zimbabwe have not been adjusted for their hyper-inflation as the effect is reflected in the depreciating parallel rate used to value the Group's investment in Zimbabwe.

Credit Improving the quality of the debtors book has been a Group imperative for the past three years. We have introduced a state-of-the-art credit system centralised across the Group, consolidated collection offices, introduced new applicant score cards, installed Triad and streamlined collection processes. The statistics provided below leave no doubt that these initiatives have been successful. The recent credit rating – which included a comprehensive analysis of the whole debtors book – has confirmed that Edcon's debtors are in a sound condition to securitise and that its credit philosophies and collection procedures can be relied upon by prospective investors in the securitisation structure.

The quality of a debtors book is determined by the calibre of customer to whom new credit is granted and the efficacy of collection activity. Edcon's credit granting, based on in-house score cards which recognise bureau scores and the profitability of customer segments, has remained conservative. Only 41% of Edgars' and 26% of United Retail's applicants were granted credit in the past year, representing significantly lower percentages than currently apply in competitor companies. Once on our books, sophisticated behavioural scoring techniques are used to manage a customer's credit line, future credit authorisation and collection strategies.

Enhanced collection activity, including the use of night collection teams and assistance from outside collection agencies, has also contributed to the improvement in the quality of the debtors book. The proportion of the book that is current and hence can purchase is the ultimate indicator of the quality of a book. Measured immediately before billing on a contractual ageing basis, this percentage improved from 82% last year to 85% this March. This result deteriorates by 5 to 6 percentage points immediately after billing as the whole book re-ages.



This overall improvement in the quality of the debtors book is reflected in the analysis overleaf, which indicates that the net cost of credit was reduced from R94 million last year to R55 million in the current year.

	2002 Rm	2001 Rm
Bank owned book		
Interest from customers	**322**	403
Cost of financing	**(325)**	(439)
Net cost	**(3)**	(36)
Edcon book		
Interest from customers	**220**	270
Bad debt and doubtful debt provision	**(118)**	(145)
Net profit	**102**	125
Collection costs	**(210)**	(200)
Profit from Financial and Insurance Services	**56**	17
Net cost of credit	**(55)**	(94)
Statistics		
Weighted average usury rate (%)	**24,2**	25,0
Growth in credit sales (%)	**1,8**	(0,3)
Growth in collections on both books (%)	**2,9**	8,1
Debtors books – gross (R millions)		
Own book – new	**653**	366
– old	**1 167**	1 456
Bank owned book	**1 293**	1 433
Total	**3 113**	3 255
Cash sales as % of total sales	**34,1**	33,8
Number of active accounts (000)	**2 860**	2 944
Net bad debt write-off to credit transactions		
Own book (%)	**2,7**	3,8
Bank book (%)	**10,1**	16,6
Gross bad debt write-off to debtor balances		
Own book (%)	**10,6**	13,6
Bank book (%)	**14,5**	17,0
Doubtful debt provision as % of debtors	**5,8**	6,7

The significant reduction in the cost of financing the bank-owned book arises from a marked improvement in the quality of this book and the consequential reduction in bad debt. Nedcor has now recouped all prior deficits on this book and has earned its required return on equity for the full period since the introduction of this financing arrangement.

Uncollectable debts continued to be written off timeously and the doubtful debt provision, calculated on a consistent basis, covers all debtors in ages 6 to 9, if aged contractually. On a recency basis, the provision covers all balances on debtors that have not made a payment of at least 75% of their instalment in the last 75 days.

"The recent credit rating has confirmed that Edcon's debtors are in a sound condition to securitise"

Providing the usury rate is adjusted in line with movements in borrowing costs, management is confident that the profitability of this book can be further improved in the year ahead. Accordingly, next year's budget anticipates a break-even position at the net cost of credit level, before accounting for the expected benefits of securitisation.

The new Purple Cash Card programme has been well received by customers and sales on these cards currently constitute almost 8% of Edgars sales.

The Group accelerated the development of financial services and results from this division have exceeded expectations. After reserving conservatively for actuarially calculated liabilities, income of R56 million was earned against a budget of R50 million. At March 2002, 1 664 000 customers were covered in terms of the account protection plan and 839 000 on the partner plan. In addition to these policies the Group has 274 000 cell phone insurance contracts; the profits of which are reflected within the cellular product departments in the chain results. Funeral and other benefits are also offered to customers as an integral part of the Club benefit packages. An enhanced funeral plan was offered to customers late last year and policyholders are currently being enlisted.

The Group's joint venture with African Bank, to sell micro loans to our customers in Edcon stores, proved to be unsuccessful. Based on recent developments and the level of saturation in this market, Edcon and African Bank have agreed, at no cost to Edcon, to withdraw the kiosks and salesmen from our stores.

The Maestro debit card product issued in conjunction with Standard Bank was launched in the last quarter of the financial year. Although early take-up has been slow, it should improve as the marketing and promotional efforts gain momentum.

The Group has plans to launch further products and is currently testing a co-branded credit card financed entirely by a banking institution.

Conservative estimates reflect a profit in excess of R80 million from the financial services division for the year ahead.

In summary, this has been a year of exemplary performance by the credit and financial services team.

They are committed to delivering a still better performance in the year ahead with a strong focus on growing the customer base to enhance profitability.

Securitisation As indicated in each of the last two year's reports, Edcon has for some time been committed, in principle, to the concept of securitisation. A well-structured securitisation should unequivocally transfer ownership of the debtors, on a non-recourse basis, and transfer the credit and interest rate risks above predetermined levels, to the securitisation vehicle. The structure which has been established for Edcon, rated by an international rating agency and approved by the Group's external auditors, achieves all these objectives.

"The chains are now correctly positioned and stores are generally correctly sized"

In terms of the proposal, all debtors owned by Nedcor (estimated at R1,2 billion) plus approximately R1,2 billion of seasoned Edcon debtors, will be sold to a securitisation vehicle over which Edcon will have no control. This purchase will be financed by two tranches of rated notes and from a subordinated investment of R400 million by Edcon. Should the bad debts incurred by the securitisation vehicle increase significantly over and above their expected level, then the first charge will be against this Edcon investment and then against the rated notes on a hierarchical basis. Edcon will continue to manage the debtors in their role as servicer to the securitisation vehicle. The senior notes – which will account for the majority of the finance required – are expected to be rated triple-A, while the notes making up the balance are expected to achieve a triple-B rating.

Edcon will not be required to increase their subordinated investment of R400 million during the term of the securitisation.

In future, the structure will purchase all transactions on the designated accounts owned by the securitisation vehicle, while Edcon will continue to manage and collect on these accounts as agent for the owner of the debtors.

The cost savings as a result of the direct access to the capital market through the issuance of rated notes will be earnings enhancing to Edcon. In addition the Group has reduced its risk exposure on these securitised debtors to the level of the subordinated investment.

The net proceeds resulting from the transaction, which is expected to be concluded in July 2002, will be used to repay debt. As a result, Group borrowings will be totally eliminated and funds will be available for future expansion opportunities. Management has again assessed the Group's sustainable debt capacity, after the securitisation, and intends to be put in place a new self-imposed gearing constraint of 0,25, in spite of the remaining assets having the capacity to support gearing of approximately 0,40 over time.

Supply chain The Group continued to refine and hone every link in the supply chain. The introduction of Retek, an integrated supply chain and merchandising system, to United Retail in February 2001 and into Edgars in August 2001 was not without teething problems and unexpected costs, but the system's immense power and functionality has already boosted stock productivity and will certainly provide further business benefits in the future.

Productivity gains were again reported from the Group's distribution functions with the cost of distribution reducing from 1,96% of throughput to 1,88%. In spite of steep petrol price hikes, the cost per unit to distribute merchandise rose by only 1 cent to 139 cents per unit while vendor delivery compliance rose to an all-time high. In addition the flow of merchandise along the supply line was improved by smoothing the flow of orders across the month by enforcing vendor delivery compliance and through enhanced distribution disciplines. In addition, productivity enhancements were achieved through the effective use of electronic data interchange links with suppliers in respect of electronic orders, ticket requests and advance shipment notices.

The Group currently has several initiatives to drive further business benefit out of the sophisticated technologies now operating across the supply chain. These will boost stock turns and shorten the time between ordering, receiving, distributing, merchandising and selling goods.



Store development It was another challenging and busy year for the property and development department as they facilitated the reduction in retail space, re-negotiated leases and managed the design and fixturing of new and reconfigured stores.

22 new stores (15 637 m²) were opened, 152 new facias created, 127 outlets closed and handed back to landlords and 25 stores were revitalised. This was clearly disruptive, particularly in United Retail, but the chains are now correctly positioned and stores are generally correctly sized, with the exception of some large CBD stores with long term leases. Following these changes, the Group ended the year with 723 facias in 443 physical stores and 681 000 m^2 compared with 718 000 m^2 and 624 facias last year. To effect this extensive change and improvement programme, capital expenditure was in line with budget at R75 million – R37 million in Edgars and R38 million in United Retail – and compared favourably with the R81 million budgeted.

The only major store openings were Edgars in the Kolonnade and in Long Beach Mall and a Jet in Vereeniging. The refurbishment of Edgars Eastgate, East Rand Mall and Greenacres, at limited cost, proved that older key stores can be revitalised economically with vast future sales benefit to the Group.

The budget for store capital expenditure for the year ahead is R57 million (R42 million in Edgars and R15 million in United Retail) with refurbishments planned for Edgars Cresta, Fourways and Tyger Valley. Changes in United Retail will be modest and dependent on leases.

Information technology The IT department concentrated on delivering business benefit from the extensive investments made over the past four years, while endeavouring to ensure that Edcon remained well positioned to capitalise on future industry developments.

Chief Executive – Group Services' Report

continued

New technology enhanced merchandise productivity and contributed to the marked improvement in the quality of the debtors book. It also facilitated improved customer service and the launch of financial products.

The most significant developments during the year were undoubtedly the introduction of Retek into the Edgars chain following a successful implementation in United Retail earlier in the year, and the seamless transfer of the computer facilities to a shared modern custom-built location with appropriate disaster recovery capabilities.

Edcon's IT infrastructure and software capabilities are now impressive and provide powerful tools for business efficiency, but this obviously comes at considerable cost. Total costs of IT rose by 21% during the year as new functionality was operationalised and these costs now represent just over 5% of retail sales. Consequently, every opportunity to reduce costs and improve IT efficiencies will be exploited into the future. This will include: rationalising duplicate technologies; focusing on the total cost of ownership of each system; reducing upgrade requirements; the re-architecture of application systems to exploit their full capabilities and to reduce support and development times; and, the sharing of Edcon systems with non-competing partners with a view to reducing the cost of ownership.

Mindful of the fact that a large proportion of the IT costs are sunk costs in the short term, the design of improved business processes that are customer centric, efficient and effective is a high priority for Group IT and its service providers. Where necessary, additional skills to design business processes will be attracted. Leveraging the skills of our outsource partners, Accenture and Comparex, better and further training of Edcon resources will be key to the success of these projects.

E Business initiatives – both B2B and B2C – are important opportunities for Edcon. The virtual world of B2B, where Edcon and its suppliers can interact seamlessly, will continue to be a key area of development, and further enhancements utilising Retek functionality are envisioned. These developments will facilitate better merchandise planning, shorter delivery cycles and reduced costs. Our B2C offering, Edgars.co.za, remains popular with consumers, but sales volumes have remained relatively low. The site is used largely to inquire into account information and to review product offerings and prices. Edgars.co.za will be refined in the years ahead to become a more significant digital channel for customer service and sales.

IT capital expenditure for the year ahead will be R78 million. Key projects will include: a review of the network architecture; replacement of open system Sequent technology; enhancements to store systems; the introduction of a new Human Resource system; improved utilisation of middleware capabilities in application designs; and, a re-design of the data warehouse.

Zimbabwe The risks and uncertainties associated with owning a business in Zimbabwe were comprehensively analysed in last year's annual report. At the time, shareholders were warned that if



foreign exchange availability deteriorated further and dividends were not paid, Edcon would have no option but to deconsolidate the results from Zimbabwe and adopt a cash receipt basis of accounting.

The social, political and economic situation in Zimbabwe has worsened progressively over the past year. Accordingly, as advised in the interim results in November 2001, with no dividend payments forthcoming, Edcon deconsolidated Edgars Zimbabwe from those results. This practice has been continued in these financial statements and Edcon will only account for dividends as and when received in cash. All prior year comparatives in these financial statements have been re-stated to reflect this de-consolidation and to allow for a meaningful comparison of results.

"The design of improved business processes that are customer centric, efficient and effective, is a high priority for Group IT and its service providers"

In spite of poor economic and social fundamentals, including inflation running at over 110% in December 2001, with the currency trading at record lows on the informal market and widespread food shortages across the country, retail sales in Zimbabwe remained remarkably buoyant, due largely to high wage and salary awards in certain sectors.

Edgars Zimbabwe performed well ahead of expectations. In Zimbabwe Dollar terms, sales rose by 126% (compared with clothing inflation for the year of 71%) while attributable earnings increased by 128%.

The last two dividends, due in May 2001 and 2002 and amounting to Z$188 million or R5 million (net of withholding taxes and converted at the more realistic parallel rate rather than the artificial official rate), remained unpaid at year-end. These dividends have clearly not been brought to account in these financial statements.

The carrying value of Edcon's investment in Edgars Zimbabwe was written down to R13,9 million in September 2001. Translated at the unofficial exchange rate, this valuation, unchanged at year-end, is well below the Group's share of Edgars Zimbabwe's net asset value of R21 million and the market value of Edcon's shareholding on the Zimbabwe stock exchange of R62 million at the parallel rate.

Appreciation The past year has been a rewarding one for staff members in the Group services teams. Good and profitable progress has been made in all service departments and it was particularly gratifying that our 2001 Annual Report again received accolades and awards from the South African Institute of Chartered Secretaries, the JSE Securities Exchange South Africa and from Ernst & Young in their Excellence in Financial Reporting Award. Edcon is the only company to have been awarded a position in the top five in each of the past four years in which it has entered this prestigious reporting event. My sincere thanks to you all, for your dedication and determination. Congratulations on a job well done.

M R Bower
Chief Executive – Group Services

Chief Executive – Edgars Chain Report



Chief Executive – Edgars Chain
J L Spotts

The Edgars' mission is to be the pre-eminent customer service provider to middle and upper middle income families in southern Africa. Defining Edgars' service offering is the assurance to our customers that we will provide an assortment of appropriately fashionable product in size, in stock and in a choice of colours, that represents clear value for quality and price.

Edgars

Edcon

We undertake to stay the leading national distributor of best global brands, supplemented by a value for money range of core merchandise including sportswear and other commodity products relevant to our customer segment. Additional key aspects of service involve our continued effort to keep transaction times low, to raise staff responsiveness and to provide a store environment that is aspirational and makes merchandise easy to find.

Edgars achieved its profit contribution budget for the year, resulting in an increase of 96% versus the previous year. Although sales missed budget by 2%, gross profit margin budget was achieved (an increase in margin rate of 1,5% compared to last year) as assortments became more focused and markdowns were controlled. Inventories were more productive as stockturn improved by 10%. Store and chain management expenses were well managed and ended flat to last year resulting in a positive leveraging as a percent to sales. Club and insurance income on cell phone policies both achieved in excess of budget and last year to provide a further boost to the bottom line.



Chief Executive – Edgars Chain Report

continued

The successes of the past year were achieved through a more focused approach to customer service by every employee in the organisation. We defined our customer service deliverables, provided measurement tools and improved information delivery and logistical support. We also implemented new reward schemes. The result was an increase in ownership of customer service at every level of the organisation.

New proprietary research, the Edcon Brand Health Tracker, was commissioned during the year to track changing customer needs and our performance in fulfilling those needs. This tool provided valuable information that has been and will continue to be essential in improving our customer service. The tool complements our monthly audits of in-stock positions of advertised items and mystery shopper programme to ensure that we get an independent view of our performance from a customer's point of view.



"The successes of the past year were achieved through a more focused approach to customer service by every employee in the organisation"

The new merchandising system, Retek, has allowed us to improve the freshness of our inventories through enhanced information reporting, distribution methodologies and inventory control processes. Buyers, planners and store managers know more about their business and are able to speak the same language when making improvements. The replenishment systems are more detailed and intelligent allowing better SKU level fulfilment. Markdowns and pricebreaks are now centrally managed to provide more control and strategic implementation.

Trading densities were improved by 12% due to further rationalisation of the real estate portfolio, revamps to some of our largest stores and new fixturing programmes. Edgars' locations are better matched to our target customer base allowing for more focused assortments and marketing campaigns. The revamp and fixturing programmes allowed us to trade more efficiently in areas where we have the greatest growth potential.



Employee efficiency levels improved as sales per employee rose by 7% through the implementation of a performance management and reward system, which was extended to all levels of the organisation. Each employee received a personalised set of goals and was personally evaluated against those goals. A store-based incentive scheme was concurrently implemented and over 33% of the stores achieved their goal and received part or all of an extra paycheque.

The outlook for Edgars is very promising. Employees at every level of the organisation are engaged in improving our proposition to the customer. The appeal of well-priced quality on trend apparel and textiles, coupled with the strongest and best-priced assortment of national and international brands, served to customers in an environment of care and efficiency, makes us a unique and formidable force in this country.

J L Spotts

Chief Executive – Edgars Chain

Chief Executive – United Retail Report


59

Chief Executive – United Retail
A V A Boshoff

United Retail is the discount fashion arm of Edcon, targeting the mass lower income family through stores that are conveniently located and sell desired quality merchandise at extremely competitive prices. United Retail trades through Jet, Sales House, Cuthberts and Smiley's Wearhouse in 557 multi-branded facias in key metropolitan and rural areas of South Africa and adjacent countries, including Swaziland, Lesotho, Botswana and Namibia.

United Retail

To support its discount positioning, United Retail's strategy is built on three basic assumptions:

- an extremely competitive pricing structure;
- maintaining a low-cost retail environment;
- achieving sustainable advantage other than price.

To respond effectively to its large and varied customer base and thereby gain a sustainable service advantage, United Retail has carefully aligned its brands to the needs of their target customers, clearly segmented by location, merchandise and price. Following is a simple overview of this positioning:


SALES HOUSE
FORMAL
CUTHBERTS
SMART CASUAL
JET
CASUAL

Jet is an everyday, low price clothing discounter, focusing on casual and leisurewear products. Jet provides its customer with current commercial fashion of durable quality. Jet has the biggest market share in childrenswear in South Africa and was ranked third in the 2001 Markinor brand survey.

Sales House focuses on "classic" smart and careerwear products, with its strengths being menswear and shoes. Sales House is South Africa's most recognised clothing store brand (Markinor 2001) in rural areas and has a loyal customer base, which it satisfies with value-for-money, reputably branded merchandise.



Cuthberts is a specialty footwear discount brand that offers the middle to lower income earners casual and smart shoes that are exceptional value for money.

Smiley's Wearhouse is a specialist discount ladieswear chain with 70 facias throughout South Africa. Smiley's targets middle income women who require commercial, fashion-right merchandise at very reasonable prices.

Over the past two years, the substantial rationalisation of trading space has resulted in the consolidation of Jet, Sales House and Cuthberts into multibrand stores. Over 90% of the store consolidation has been completed to date, with the remainder to be undertaken over the next three years.

Over the year in review, United Retail has fared reasonably well given the ambitious scale of the re-engineering undertaken.

The consolidation of store operations and merchandise assortments saw a 7% reduction in space, with over 22 000 m^2 of unproductive space pruned, while the number of facias increased by 132. CFTA sales increased by 5% but were constricted by a degree of cannibalisation experienced in the initial stages of consolidating the merchandise ranges.



Overall sales declined by 0,8% also due to a 36% drop in cell phone sales. This decrease was brought about by intensified competition, with a vast number of retailers entering the market, and was further impacted by the discontinuance of airtime sales on credit. The decline in sales and the costs associated with the short term disruptive effects of consolidation, resulted in a net trading profit of only R47 million for United Retail.

However, United Retail is now well positioned to reap the benefits of vastly increased efficiencies and reduced costs in store operations and the merchandise divisions. The consolidation has resulted in a highly effective trading organisation with its brands aligned to the customer and to the delivery of a profitable discount proposition. Going forward, we will concentrate our focus on business dimensions that will facilitate acceptable sales growths and profitability.

We are working hard and buying smart to become the destination of choice for more of our target customers, to dominate more product categories and to leverage the concomitant efficiency gains. Specific focus areas for the new financial year will include:

- improving merchandise procurement practices and process flow;
- "shortening" the pipeline through improved planning and input models (capitalising on the new Retek and Arthur planning merchandise systems);
- individual store profitability;
- service delivery in stores.

United Retail is confident that it will generate a real increase in sales in the year ahead together with significantly improved productivity and trading profit.

A V A Boshoff
Chief Executive – United Retail



Human Resources and Corporate Social Investment Report



Group Human – Resources Director
Dr U Ferndale

The progress that has been made across the Group in the past year underpins the validity of the approach to human resources (HR) management adopted by the Group as part of the turnaround strategy.

The thinking behind the policies and procedures that we have been implementing steadily over the last three years was well documented in our previous Annual Report but an abridged revisit follows.

The vision Our employees are as significant to our business as our customers are. It follows then that the same consideration be given to responding to the needs of our employees as to our customers' needs.

We are working hard to implement world-class HR practices to create an inspirational work environment for all staff. We strive to be known not only as a company that sells superior merchandise and delivers phenomenal service, but also a company that everyone aspires to work for.

Our objectives are:

- Equity in the workplace
- Fulfilled and competent staff
- To be an employer of choice
- An environment that enables the company to achieve business success through its people
- Best practice in people management

The implementation The past year has seen the HR department consolidate its position as a business partner, rather than a service department. Service level agreements with Line Managers, to ensure continuous improvement of HR delivery, have been refined and delivered. To enhance service levels further, best-of-breed HR technology was implemented.

A people assessment initiative was launched in the past year to facilitate effective people management decisions with regard to selection, development, career management and succession planning. We believe this process will be instrumental in building the best possible teams, and will unleash the full potential of individual employees.

The HR Index, whereby 20% of the weighting of managers' goals is given to issues such as employment equity, training, performance management and employee satisfaction, was again used in the past year to focus managers on the needs and development of employees.

As part of our strategy to re-establish Edcon as an employer of choice, we are in the process of centralising recruitment functions into one division. The division will operate as an "in-house" recruitment agency with no profit motive, aiming to attract the best possible talent and provide prospective candidates with a recruitment experience unparalleled in our country.

Casual staff form an important part of our HR composition. We have decided to establish an "in-house brokerage" to manage all casual staff on behalf of the Group. Benefits to the company will be a reduction in costs and optimal deployment, while ensuring better compliance with Labour legislation and increased job

SOS Children's Villages Project


Edgars

security. Furthermore, increased loyalty from casual staff and freeing managers up to turn more attention to customers and sales should impact positively throughout the business.

The year saw the continuation of a staff share scheme for management and the introduction of a cash bonus scheme for bargaining unit staff. Both are linked directly to performance, and contributed to the entrenchment of a performance-driven organisational culture.

Industrial peace at all times is an obvious pre-requisite for business success. Our good relations with Labour have been entrenched over the past year, evidenced by the signing of a further two-year wage agreement. A relationship agreement, which will incorporate a code of conduct, is currently being negotiated. Regular monthly meetings with Labour continue to be fruitful.

Training in the Group is based on competency requirements and is therefore highly individualised. The Group complies with all relevant legislation that governs training and development in the country. To ensure all training is accredited, we are building relationships with tertiary institutions with a view to creating a virtual/corporate university. Bursaries are available to all internal staff members to pursue their studies in relevant fields. 13 291 staff training days were attended over the past year to ensure that employees are equipped to deal with the ever-changing demands of retail.

"We believe that employment equity equates to good human resource management and Edcon is committed to going beyond targets and numbers to truly effect positive transformation in the culture of the organisation"

Edcon offers internship programmes for Industrial Psychologists and has introduced the TOPP Programme (Training Outside Public Practice) for accountants. Through this channel interns are introduced to mainstream careers. We have also introduced a trainee programme in all the major streams of the business in our endeavour to develop talent for the future. The majority of these trainee positions are held by black people so as to accelerate our Employment Equity (EE) initiative. A Training Forum representing all stakeholders supports all current training and development initiatives.

We believe that employment equity equates to good human resource management and Edcon is committed to going beyond targets and numbers to truly effect positive transformation in the culture of the organisation. Our EE programme is not an initiative only to comply with legislation but is regarded as a business necessity to ensure that the potential of a diverse staff base is maximised in the interests of the business. Actions taken as part of our EE drive this past year included:

- A committee consisting of labour, management and designated and non-designated groups, chaired by the CEO, continued to meet regularly and directed the Employment Equity strategy of the Group.
- Targets have been set for all job categories and premiums are being paid to attract suitably qualified black employees.

Below are the targets and the current status in this regard:

BLACKS AS A % OF TOTAL STAFF		
Actual	**Target**	**Category**
30 March 2002		
9%	9%	Senior management
43%	46%	Management
68%	68%	Skilled
89%	89%	Semi-skilled
95%	93%	Unskilled

- All our policies and procedures were reviewed to ensure that they are equitable. Various revisions and additions were made, for example, to the recruitment policy and sexual harassment policy.
- Our view is that affirmative action will only be sustainable if it is underpinned by an organisational culture that values diversity. Initiatives have been launched to achieve this objective (e.g. stereotype reduction workshops).
- Various initiatives have been introduced to address the unique challenges faced by women in our organisation. Specifically, this has seen amendments to our sexual harassment policy that gives women greater protection in the workplace.
- Disabled employees were co-opted onto the Employment Equity Committee to assist with the compilation of a sustainable and meaningful strategy to advance their interests.
- Full consensus with all the relevant stakeholders was achieved and codified in a progress report submitted to the Department of Labour.

Edcon is committed to the promotion of HIV/AIDS awareness. The accuracy of an AIDS impact analysis on our staff base is monitored on an ongoing basis. To date AIDS deaths and notified cases in Edcon have been well below those anticipated in the original analysis. We have continued our education programmes with the introduction of industrial theatre and the distribution of informative booklets. We will also continue to publish AIDS information in our staff magazine. All our stores have been equipped with dispensers, with free condoms for employees.

Over the past two years it has been necessary to restructure the benefits within the Edcon Medical Aid Scheme and this year has proved to be no different. With the assistance of new administrators, Discovery Health, the scheme's benefits and contributions were restructured in line with market trends. This resulted in substantial increases in contributions, although rates were not out of line with other schemes offering similar benefits. An additional scheme, Ingwe, was also introduced to give uninsured employees access to a medical aid scheme. Ingwe operates on a capitation benefit system for basic healthcare and therefore offers affordable contributions to employees in the lower income categories. Company contribution increases remained limited to the annual salary increase percentage and are applicable to both these schemes.

Permission has finally been obtained from the authorities to utilise a limited amount, R81 million, of the pension fund surplus to fund the post-retirement medical aid liabilities for all qualifying pensioners and employees. The company continues to offer permanent employees the opportunity to select and contribute to one of the three defined contribution provident funds through the company. The Group administers one of

Human Resources and Corporate Social Investment Report

continued

these funds and the remaining two are administered by Insurance Companies on behalf of the Unions. While the Pension Fund is a defined benefit fund, it is closed to new members. Current members continue to contribute to this Group-administered fund. Benefits available from these funds are retirement funding, disability cover and death benefits.

We believe that employees who are satisfied in their work environment provide superior customer service. We have implemented a strategy to improve job satisfaction across the Group. We have in the past year attempted to establish a portrait of employees to determine their needs, expectations and competencies. This information has proved to be invaluable in our attempt to design the most stimulating work environment possible. We have also once again conducted a culture survey to determine levels of job satisfaction among our staff. The findings indicate a definite improvement on last year. All managers have put action plans in place to address the negative issues flagged in the survey.

"As a responsible corporate citizen Edcon acknowledges its obligation to contribute to the broader socio-economic goals of education improvement, poverty relief and generally strengthening civil society"

Corporate social responsibility Edcon's aspiration is to be instrumental in the renewal of South Africa. As a responsible corporate citizen Edcon acknowledges its obligation to contribute to the broader socio-economic goals of education improvement, poverty relief and generally strengthening civil society.

We have a long-standing record of community involvement across South Africa. Our investments are made in a broad spectrum of national priorities, with a focus on strategic contributions to address the backlogs created by apartheid and on interventions that impact positively on improving the quality of life of all South Africans.

Edcon has identified education as the key area of intervention in our corporate responsibility programmes. The Department of Education has prioritised teacher upgrading in the areas of mathematics, science and communication and our programmes will therefore be guided by this approach. Other pressing needs in the community like crime, AIDS and job creation cannot be overlooked. Edcon will put our donation budget to good use in partnering organisations that deal with these issues.

Edcon spent in excess of R14 million on corporate social investment in the past year.

Around R500 000 was donated to the National Business Initiative to fund two clusters of five schools. The core principles of this programme are:

- Partnering with the Department of Education
- Effective governance and management of schools
- Assisting district officials
- Teacher upgrading in the specialist areas of mathematics, science and communication

R1 million was donated to SOS Children's Villages which is a reputable international organisation that cares for orphaned children and has a strong presence in South Africa. It has had tremendous success with its approach to looking after children and its pupils have become role models for society.

An amount of around R500 000 was donated to various other initiatives and organisations, including Reach for a Dream, Child Welfare and the Red Cross. Clothing to the value of over R3 million was also donated to various organisations in the past year.

Edcon's commitment to education saw R9 million awarded in bursaries for school and tertiary education of Edgars Club and Club Together members.

Environmental issues remain important to Edcon. Our factories are regularly thoroughly checked to ensure that they are not polluting the environment in any way. We have participated in discussions regarding legislation around plastic shopping bags, which currently contribute to the pollution of the countryside. It is pleasing to report that all carry bags supplied by Edcon stores are environmentally friendly.

For some time investors and investment analysts have been concerned about retailers' compliance with the laws governing taxes on imported goods. It has always been Edcon's policy to comply with all legislation and the 'rules of doing business with Edcon' have been issued to all our suppliers, reinforcing the need for compliance in all respects. To enforce this, Edcon is working closely with the South African Revenue Services to audit all Edcon suppliers. Based on the outcome of these reviews, compliant suppliers will be given preferential, fast-track customs clearing while non-compliant suppliers will be removed from the Group's supplier base.

Occupational Health and Safety remained a priority and the Group's internal auditors reviewed compliance on a regular basis. No serious accidents were reported throughout the Group during the year under review.

Looking ahead, we are currently evolving a strategy that will see more of our purchasing of merchandise and services being diverted to black-owned businesses. We believe that through our support of these businesses, we will facilitate the economic development of the communities that contribute to our growth.

Dr U Ferndale
Group Human Resources Director


Edgars
Cash

SOS Children's Villages Project launch. From left is Dr Willie Kulhaneck, Director of the SOS Children's Village Association of South Africa, three SOS mothers from the Cape Town village, and Mr Jon Spotts.

Segmental Analysis

(audited)

(note 1)



	Revenues (Rm)			Retail sales revenue (Rm)			Segment result – trading profit (Rm)			Depreciation (including amortisation) (Rm)			Capital expenditure (Note 2) (Rm)			Non-current assets (Rm)		Inventories (Rm)	
	2002	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	**2002**	2001
Edgars	**4 227**	4 047	4	**4 125**	3 952	4	**296**	228	30	**72**	73	(1)	**64**	57	12	**276**	285	**607**	640
United Retail	**2 722**	2 720	—	**2 585**	2 605	(1)	**116**	111	4	**44**	46	(4)	**38**	58	(34)	**177**	183	**368**	480
Manufacturing Division	**138**	115	20				**(37)**	4		**4**	3	33	**3**	2	50	**14**	21	**43**	50
Credit and Financial Services	**303**	291	4				**(55)**	(94)	(41)	**4**	4	—	**3**	4	(25)	**11**	12		
Group Services (Note 3)	**11**	8	38				**9**	9		**75**	78	(4)	**32**	51	(37)	**438**	289	**(25)**	6
Group Edcon	**7 401**	7 181	3	**6 710**	6 557	2	**329**	258	27	**199**	204	(2)	**140**	172	(19)	**916**	790	**993**	1 176
Per geographic region																			
South Africa	**7 397**	7 179	3	**6 499**	6 340	3	**326**	246	33	**196**	201	(2)	**138**	171	(19)	**903**	777	**968**	1 147
Other (Note 5)	**4**	2		**211**	217	(3)	**3**	12	(75)	**3**	3	—	**2**	1		**13**	13	**25**	29

Notes

1 *Prepared in accordance with accounting policy note 1.13*

2 *Excludes proceeds on disposal of properties, fixtures, equipment and vehicles and movements in loans (note 11.7 and 11.8)*

3 *Incorporating corporate divisions and consolidation adjustments*

4 *Represents active accounts and includes bank financed accounts (000): Edgars – 432 (2001: 540) United Retail – 531 (2001: 387)*

5 *Comprising Botswana, Lesotho, Swaziland and Namibia*

6 *Comparatives have been restated to exclude Zimbabwe where applicable. Comparatives do not reflect the move of ABC to Edgars for depreciation, capital expenditure, balance sheet items and retail sales/m².*

Other current assets		Interest free liabilities		Net assets			Number of employees			Retail sales/ retail employee			Trading area			Retail sales/m² (moving average)			Number of accounts (Note 4)			Number of facias		
(Rm)		(Rm)		(Rm)						(R000)			(000 m²)			(R)			(000)					
																								
2002	2001	**2002**	2001	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%	**2002**	2001	%
85	75	**59**	19	**909**	981	(7)	**5 048**	5 168	(2)	**817**	765	7	**392**	406	(4)	**10 375**	9 397	10	**1 630**	1 641	(1)	**166**	199	(17)
39	55	**65**	94	**519**	624	(17)	**2 176**	2 267	(4)	**1 188**	1 149	3	**289**	312	(7)	**8 520**	8 607	(1)	**1 230**	1 303	(6)	**557**	425	31
69	64	**31**	29	**95**	106	(10)	**1 050**	1 463	(28)															
1 811	1 745	**71**	76	**1 751**	1 681	4	**1 350**	1 488	(9)															
238	308	**1 053**	870	**(402)**	(267)		**1 142**	1 359	(16)															
2 242	2 247	**1 279**	1 088	**2 872**	3 125	(8)	**10 766**	11 745	(8)	**691**	638	8	**681**	718	(5)	**9 572**	9 042	6	**2 860**	2 944	(3)	**723**	624	16
2 192	2 192	**1 278**	1 077	**2 785**	3 039	(8)	**10 548**	11 502	(8)	**684**	632	8	**661**	696	(5)				**2 787**	2 865	(3)	**698**	601	16
50	55	**1**	11	**87**	86	1	**218**	243	(10)	**967**	893	8	**20**	22	(9)				**73**	79	(8)	**25**	23	9

Edcon Top Structure

S M Ross
Group Chief Executive Officer: Edcon
(50; joined 1998)
BA

J L Spotts
Chief Executive: Edgars
(39; joined 1999)
BS, CPA

A V A Boshoff
Chief Executive: United Retail
(50; joined 1988)
BA Hons

C C D Evans
Chief Executive: Manufacturing
(51; joined 1976)

G Davies
Merchandise
(57; joined 1980)

V Shera
Merchandise
(35; joined 1991)

P Raymond
Planning
(45; joined 1987)

J C Scott
Planning
(55; joined 1978)
BCom

F C Spies
Planning
(44; joined 1981)
BA

T B Wiseman
Operations North
(49; joined 1985)
FICB (SA), FIAC (SA)

R T Scott
Operations South
(32; joined 1990)

M Lambros
Marketing Manager
(34; joined 1991)

R Barnes
Marketing Manager
(33; joined 2000)

M J Deall
Chief Logistics Executive
(48; joined 1979)

R A W Roberts
Merchandise Executive: Footwear and Allied
(58; joined 1969)

R W Black
Merchandise Executive: Childrenswear
(48; joined 1980)
Dip. Sales and Marketing

J T de Chaud
Merchandise Executive: Ladieswear
(38; joined 1998)
BCom

N Pyper
Divisional Buying Manager: Menswear
(43; joined 1994)

K N Marsh
Operations Executive
(44; joined 1979)

J H de Lange
Operations Executive: Control
(48; joined 1973)

D J Higgs
Marketing Manager
(59; joined 1974)

V L Velthuis
Financial Director: Manufacturing
(40; joined 1989)
BCom, B Acc, CA(SA), BA Hons

J A Day
Group Chief Strategy Officer
(55; joined 1974)
ACIS

G R Evans
Chief Executive:
New Business
(49; joined 1981)

M R Bower
Chief Executive: Group Services
(47; joined 1990)
BCom, BCompt Hons, CA(SA)

M R Bower
Acting Group Supply Chain Executive
(47; joined 1990)
BCom, BCompt Hons, CA(SA)

Dr U Ferndale
Group Human Resources Director
(37; joined 1999)
BA Hons, MA, Dlitt et Phil

F Gortana
Store Planning
(61; joined 1964)
MISA

M J Lewin
Property Development
(47; joined 1989)
BCom, BAgMan

R Mlotshwa
Group Managing Director: Zimbabwe
(52; joined 1981)
BA

M J Pienaar
Commercial
(39; joined 1998)
BSc, LLB

J H Slabbert
Chief Information Officer
(46; joined 2002)
BSc(RAU), BSc Hons (RAU), MSc (Unisa), MSc OR (Unisa), Lic.M (Belgium)

K C van Aardt
Group Financial Director
(41; joined 2000)
BCom, BCom Hons, CA(SA)

D J Viviers
Group Secretary and Legal Advisor
(54; joined 1997)
BA, BProc

I P Wood
Group Credit Executive
(38; joined 1991)
ACIS



Corporate Governance Report

Corporate governance requires the identification of the company's stakeholders and then agreeing and implementing policies to manage and advance the relationship with those stakeholders in the interests of the company. It also embraces the adoption and monitoring of sound effective systems of internal control, the assessment and management of business risks and the definition and implementation of appropriate business procedures. The Directors of Edcon regard corporate governance as vitally important to the success of Edcon's business and are unreservedly committed to applying the principles necessary to ensure that good governance is practised. For this they accept full responsibility. These principles include discipline, independence, responsibility, fairness, social responsibility, transparency and accountability of the Directors to all stakeholders. In pursuit of these ideals, the intention is to exceed "minimum requirements" with due consideration to international trends and codes. Corporate governance within the Edcon Group is managed and monitored by a unitary Board of Directors and several sub-committees of the main Board. The Board is of the opinion that the Group currently complies with all the significant principles incorporated in the Code of Corporate Practices and Conduct, as set out in the second King Report and the JSE Securities Exchange Listings Requirements. Improvements to governance, including the adoption of a Corporate Charter, are being developed so as to comply comprehensively with King II. Edcon was recently judged as the company with the 5th best corporate governance in Emerging Europe, the Middle East and Africa, by Credit Lyonnais Securities Asia (CLSA).

Board of Directors The Board's primary responsibilities, based on a predetermined assessment of materiality, include giving strategic direction to Edcon, identifying key risk areas and key performance indicators of Edcon's business, monitoring investment decisions, considering significant financial matters, and reviewing the performance of executive management against business plans, budgets and industry standards. The Board has identified and monitors the non-financial aspects relevant to the business. In addition, specific attention is given to ensuring that a comprehensive system of policies and procedures is operative and compliance with corporate governance principles is reviewed regularly. The Board is chaired by non-executive Director, W S MacFarlane, and consists of five executive and six non-executive Directors. The names and credentials of the Directors in office on 30 March 2002 and their attendance at quarterly Board meetings are detailed on pages 13 and 54 respectively. The Board remains responsible to stakeholders in the exercise of its duties.

Non-executive Directors contribute an independent view to matters under consideration and add to the breadth and depth of experience of the Board. This group enjoys significant influence at meetings. The roles of Chairman and Chief Executive are separate, with responsibilities divided between them. The Chairman has no executive functions. All Directors have the appropriate knowledge and experience necessary to carry out their duties with each actively involved in the Group's affairs. Generally, Directors have no fixed term of appointment but retire by rotation every three years, and, if available, are considered for re-appointment at the Annual General Meeting. Exceptions to this are, firstly, the current Chief Executive Officer, whose five year employment contract, which commenced on 1 October 1998, has been extended to 31 March 2006. Due to the scarcity of senior management skills in the clothing retail industry in South Africa, the Board, and several stakeholders requested an extension to the Chief Executive's contract. As a result, it still has more than three years to run. Secondly, both the Chief Executive – Group Services and the Group Human Resources Director have signed three-year contracts with the company effective from February 2002. In terms of the articles of association Mr A J Aaron and Mesdames Z B Ebrahim and T N Eboka retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Shareholders will also be asked to confirm the appointment as non-executive Director of Mr P L Wilmot with effect from 1 November 2001 and, as executive Director, of Mr J L Spotts, who was appointed to the Board on 14 February 2002. Non-executive Directors receive no share options nor significant benefits from Edcon other than their directors' fees. All Board members are required to disclose their shareholdings in Edcon, other directorships and any potential conflict of interest. They are then invited to excuse themselves from any discussions and decisions on matters in which they have a conflicting interest.

Board meetings are held at least quarterly, with additional meetings called where circumstances necessitate. Effective chairmanship and a formal agenda, raising issues that require attention, ensure that proceedings are conducted efficiently and all appropriate matters addressed. All relevant information is supplied to Directors timeously. Meetings are not dominated by one person or group of persons, rather the interests of all stakeholders remain at the core of all decisions. Members have unlimited access to the company secretary, who acts as an advisor to the Board and its sub-committees on issues including compliance with Group rules and procedures, statutory regulations and with the King II Code of Corporate Governance. Furthermore, the advice of independent professionals may be obtained by any Board member in appropriate circumstances, at the expense of the company. The name and address of the secretary is on page 98.

Board sub-committees Specific responsibilities have been delegated to Board committees with defined terms of reference from approved charters. The current Board committees are:

Audit committee The audit committee identifies and continuously evaluates exposure to significant risks, reviews the appropriateness and adequacy of the systems of internal financial and operational control, reviews accounting policies and financial information issued to the public, provides effective communication between Directors, management and internal and external auditors, and recommends the appointment of the external auditors. The committee has three non-executive members and one executive member and their details are provided on page 13.

The audit committee charter provides clear terms of reference to the audit committee. In drafting this charter, full consideration was given to current international trends and developments pertaining to audit committees. Committee members have unlimited access to all information, documents and explanations required in the discharge of their duties. This authority has been extended to the internal and external auditors. The activities of the committee are reviewed by the members via an annual control self-assessment exercise. Furthermore the main Board is provided with regular reports on the committee's activities.

The committee is currently chaired by W S MacFarlane. P L Wilmot, formerly chairman of Deloitte & Touche, and currently deputy Chairman of the Standards Advisory Council of the International Accounting Standards Board, will assume the chairmanship after the Annual General Meeting in July 2002. The committee meets at least twice a year. Meetings are attended by invitees, including the Chief Executive – Group Services, Group Financial Director, external auditors, internal auditor and company secretary. The charter also prescribes that meetings may be held with no management present, to ensure that matters are considered without undue influence. The internal and external auditors have unlimited access to the Chairman. The Internal Audit Department currently reports directly to the audit committee and is also responsible to the Financial Director on day to day matters, but its significant reports are copied to the Chief Executive Officer and there is regular two way communication between the Chief Executive Officer and internal audit.

Remuneration and Nominations committee The purpose of the remuneration committee, as set out in its charter, is to approve a broad remuneration strategy for the Group and to ensure that Directors and senior executives reporting to the Chief Executives are adequately remunerated for their contribution to Edcon's operating and financial performance, in terms of base pay and short and long-term incentives. It also recommends the fees that should be paid to non-executive Directors. In fulfilling its duties, consideration is given to industry and local benchmarks and international trends. At all times, due attention is paid to succession plans and the retention of key executives. In order to promote an identity of interests with shareholders, share incentives are considered to be an integral and vital element of all non-bargaining unit staff and middle and senior management's incentive pay.
The committee is chaired by A J Aaron who was appointed to the Board in 1978. In view of his long service and his knowledge of the Group's remuneration policy and although he is not an independent non-executive Director (he is a director and shareholder of Werksmans Inc, Edcon's attorneys and therefore participates in the fees charged by Werksmans Inc to Edcon), he is regarded by the Board as its most suitable member to chair the remuneration committee. The remuneration committee also assesses the effectiveness of the Board composition and evaluates the performance of all Directors and senior executives, with the exception of the Chief Executive, on an annual basis. The Chairman's performance will be evaluated by all Board members in terms of a performance assessment

questionnaire, on an annual basis. The Chairman reviews the performance of the Chief Executive. The remuneration committee is also responsible for the assessment and nomination of potential new directors. New Directors are currently provided with induction material, but it is intended that this will be supplemented with a more extensive introductory programme designed to familiarise, particularly non-executive Directors, with the business. The committee members are detailed on page 53. The Directors' emoluments are fully disclosed in note 5.2 to the financial statements and the share options granted to each Director are detailed in note 19.4.

Customer service committee This committee was established to promote a customer service ethic throughout the Group and to provide an independent assessment of customer service against specified service objectives, by setting criteria and measuring delivery against these standards. The committee met for the first time in August 2000. It is responsible for maintaining a comprehensive understanding of the levels of customer service expected in each chain, against which it considers the results of various initiatives including "mystery shopper" reports. It makes recommendations for corrective action by evaluating the performance of each chain. Meetings are held twice per annum under the chairmanship of the Chief Executive Officer. Clear terms of reference have been documented in a charter approved by the main Board. The committee consists of three members of whom one is non-executive. The Directors who are committee members are detailed on page 53.

Other Group committees

Employment equity committee The role of the employment equity committee is to formulate and implement the employment equity strategy and measure achievements. The employment equity plan has been developed, updated and submitted to the relevant authorities and there is ongoing communication of the strategy and plan as well as monitoring of its implementation and the achievement of goals.
A constitution has been adopted which guides activities. The committee of elected and appointed members, holds monthly meetings with representatives from management and labour and is chaired by the Chief Executive Officer.

Group risk committee This committee, under the chairmanship of the Chief Executive Group Services, meets quarterly to identify and monitor Group risks and to measure the efficacy of steps taken to mitigate identified risks. The meeting is attended by the Financial Director, Human Resource Director, group internal auditor, treasurer, credit risk manager, security managers, information technology security manager, insurance manager, group secretary, property manager and insurance brokers/consultants. This committee reports regularly to the audit committee.

Accountability and audit

Internal control The Board of Directors is responsible for the Group's systems of internal control. Responsibility for the adequacy, extent and operation of these systems is delegated to the executive Directors. To fulfil this responsibility management maintains accounting records and has developed and continues to maintain appropriate systems of internal control.

The Directors report that the Group's internal controls and systems are designed to provide reasonable, and not absolute, assurance as to the integrity and reliability of the financial statements, to safeguard, verify and maintain accountability of its assets and to detect and minimise fraud, potential liability, loss and material misstatement, while complying with applicable laws and regulations.

The systems of internal control are based on established organisational structures together with written policies and procedures, including budgeting and forecasting disciplines and the comparison of actual results against these budgets and forecasts. The Directors have satisfied themselves that these systems and procedures are implemented, maintained and monitored by appropriately trained personnel with suitable segregation of authority, duties and reporting lines and by comprehensive use of advanced computer hardware and software technologies. Employees are required to maintain the highest ethical standards in ensuring that business practices are conducted in a manner which in all reasonable circumstances is above reproach. The effectiveness of the systems of internal control in operation is monitored continually through reviews and reports from:

- senior executives and divisional managers;
- the head of group internal audit; and
- external auditors.

Furthermore, management has a control self-assessment process to supplement the existing structures of evaluating the systems of internal control. The process which includes the signing of a representation letter by the Chief Executive of each chain, is designed to assess, maintain and improve controls on an ongoing basis.

None of the above reviews indicated that the systems of internal control were not appropriate or satisfactory. Furthermore, with the exception of losses in the manufacturing division, arising from non-compliance with laid-down systems, no material loss, exposure or misstatement arising from a material breakdown in the functioning of the systems have been reported to the Directors in respect of the year under review.

Internal audit The internal audit function is an independent appraisal function which examines and evaluates the Group's activities and the appropriateness, adequacy and efficacy of the systems of internal control and resultant business risks. In terms of the audit committee charter, the head of internal audit has the responsibility of reporting to the audit committee and has unrestricted access to its Chairman. The objective of the internal audit function is to assist members of executive management in the effective discharge of their responsibilities. Its scope includes reviews of the reliability and integrity of financial and operating information, the systems of internal control, the means of safeguarding assets, the efficient management of the Group's resources, and the effective conduct of its operations. Audit plans are based on an assessment of risk areas and every assignment is followed by a detailed report to management including recommendations on aspects requiring improvement. Significant findings are reported to the audit committee. The internal audit work plan is presented in advance to the audit committee.

In addition, internal audit provides pivotal input to the semi-annual risk assessment monitor in terms of which key Group risks are identified, assessed and management plans formulated to reduce exposure to these risks. This risk assessment monitor is tabled semi-annually at the audit committee and the main Board for consideration.

A fraud hot line was established two years ago and Edcon associates are able, anonymously, to report suspected irregularities. The project is administered by both the external and internal auditors. Results confirm that this is an effective tool for the prevention and detection of fraud.

External audit The external auditors provide an independent assessment of systems of internal financial control and express an independent opinion on the annual financial statements. The external auditors complement the work of the internal audit department and review all internal audit reports on a regular basis. The external audit function offers reasonable, but not absolute assurance on the accuracy of financial disclosures.

Risk management The Board is responsible for the total process of risk management at Edcon and uses the risk assessment monitor as its main source of information to determine the effectiveness of Edcon's risk management process. The objective of risk management is to identify, assess, manage and monitor the risks to which the business is exposed. The most significant risks currently faced by the Group are the skills shortage, risks associated with buying fashion goods, HIV/AIDS, credit granting risks, IT related risks, crime, the shift in spending patterns, lower margins on clothing, and currency and interest rate risks. The management of each of the risks is assigned to a senior executive.

Operational and financial risks are managed through detailed systems of operating and financial controls which are reviewed and monitored continuously.

Exposure to currency and interest rate risk is managed by a focused treasury department. Details of the process of management and the current levels of exposure are contained in note 29 to the financial statements.

Merchandise stock losses are managed and limited by adhering strictly to operating and financial controls, dedicated independent security associates and the use of sophisticated video and other technologies.

Losses from defaulting debtors are limited by stringent credit application criteria and clearly defined credit and collection policies. These are reviewed regularly in the light of prevailing economic conditions and bad debt statistics.

With assistance from expert insurance consultants, risks are assessed and insurance cover purchased for all risks above pre-determined self insured limits. Levels of cover are re-assessed annually in the light of claims experiences and changes within and outside the Group.

Disaster recovery plans for the provision of ongoing information technology services in the event of a disaster are documented and updated, and tested at reasonable intervals. A business continuity plan that will allow the company to continue critical business processes in the event of a disastrous incident, is being developed and documented.

Relationships and reporting

Employee participation Our human resources are now full partners in the business with a common vision to "achieve business success through people". A concerted drive to encourage employee participation at all levels has permeated the business. Employee participation is effected through employee fora, the conclusion of mutually beneficial agreements between labour and the company, an increased focus on training, employee participation as trustees on the medical aid and retirement funds, regular communication with employees through newsletters, the internal radio station in stores, and videos. During the year a second employee perception survey was conducted throughout the Group and when compared with the last survey, perceptions have improved meaningfully.

Employment equity Edcon has a clearly defined employment equity strategy and a comprehensive employment equity plan agreed to by labour, was completed and submitted in June 2000. An updated plan was submitted on 13 December 2001. This and other specific affirmative action programmes aim at liberating the full potential of previously disadvantaged personnel, while at the same time meeting all legislated requirements. The employment equity committee manages this process. Details of the Group's progress in this and other employee related areas are included in the Human Resource Director's report.

Public and shareholders Communication to the public and shareholders embodies the principles of balanced reporting, understandability, openness and substance over form. Positive and negative aspects of both financial and non-financial information are provided. It is the policy of the company to meet regularly with institutional shareholders and investment analysts and to provide presentations to both local and international investors and analysts bi-annually after the release of company results.

Going concern The annual financial statements set out on pages 57 to 94 have been prepared on the going concern basis since the Directors, after due deliberation at the last meeting of the Board, have every reason to believe that the company and Group have adequate resources in place to continue in operation for the foreseeable future.

Code of conduct Edcon has a formal code of conduct that has been explicitly adopted by the Board of Directors. A copy is presented to all staff on joining the Edcon family. The code is consistent with the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations. Employees are expected to act in terms of the code at all times and failure to do so results in disciplinary action. Employees of outsourced functions are also required to comply with the principles of the code.

Staff with access to confidential financial information are prohibited from disclosing this to outsiders and from trading in Edcon shares during the period after the year end and half year end, until the final or interim results are published.

All Edcon employees are required to adhere to a comprehensive Internet and electronic mail policy. This disallows any activities that may bring the Group into disrepute. Firm action has been taken against associates who fail to honour this policy.

Environmental and occupational health and safety The Directors acknowledge their responsibility to all Edcon employees and the public for compliance with occupational safety and environmental health standards. Audits testing for compliance with the Occupational Health and Safety Act are conducted on a regular basis. Activities of our factories are reviewed regularly to ensure that they are not polluting the environment in any respect. Similarly Edcon recognises its responsibilities to the environment and all plastic packets are environmentally friendly.

Corporate social activities Edcon contributes to the social upliftment of the communities in which it operates. Edcon's programmes, predominantly through the Edgars Club and United Retail's Club Together, focus on contributions to education and training through payments to nominated schools, technikons and universities. In addition, bursaries are awarded to Club members and their children to attend training and educational institution courses. Deserving health and welfare requests are also included in the social investment programme.

Edcon recognises its responsibility to the state and community to pay all applicable taxes and duties. In order to ensure that all its suppliers comply with current legislation, Edcon is working closely with representatives from the South African Revenue Services to accredit suppliers who meet all taxes timeously and to provide them with preferential import clearing facilities.

The Group has a comprehensive HIV/AIDS Policy in relation to staff and evaluates the current and prospective impact of HIV/AIDS on consumer spending.

Members of Board sub-committees as at 30 March 2002 were as follows:

		Meeting attendance 1st	**2nd**
Audit committee	W S MacFarlane (Chairperson)*	✓	✓
	S M Ross	✓	✓
	A J Aaron*	✓	✓
	P L Wilmot*	N/A	✓
Remuneration committee	A J Aaron (Chairperson)*	✓	✓
	S M Ross	✓	✓
	Z B Ebrahim*	✓	✓
	Dr U Ferndale	✓	✓
	W S MacFarlane*	✓	✓
Customer service committee	S M Ross (Chairperson)	✓	✓
	T N Eboka*	✓	✓
	T B Wiseman	✓	✓

**Non-executive Director*

Other committees:

Employment equity committee	Steve Ross (Chairperson) **Employee representatives** Mark Bower, Dr Urin Ferndale, Jon Spotts, Mike Buckle, Lucky Motsogi, Chris Evans, Maria Selepe, Anand Maharaj, Gideon Sithole, Audrey Smuts, Hameed Rassool. **SACCAWU representatives** Simphiwe Nikiwe, Felix Dyomfana, Shalock Molefi, Aaron Tshabalala, Marcus Hofstander, Maria Makoe, Esther Mashinini. **FEDCRAW representatives** Nat Ketlele, Jacob Kganedi, Lettie Fakude, Isaac Matsemela, Jerita Lebete, Shane Petersen, Simon Nhlapo.

Corporate Governance Report

continued

Directors' responsibilities for financial reporting
The annual financial statements for the year ended 30 March 2002 incorporate the results for the fifty-two weeks ended 30 March 2002 (2001: fifty-two weeks ended 31 March 2001). The Directors are ultimately responsible for the preparation of the annual financial statements and related financial information that fairly present the state of affairs and the results of the company and of the Group. The external auditors are responsible for independently auditing and reporting on these annual financial statements in conformity with Statements of South African Auditing Standards.

The annual financial statements set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and in the manner required by the Companies Act in South Africa. They incorporate full and reasonable disclosure and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgements and estimates.

No event, material to the understanding of this report, has occurred between the financial year end and the date of this report.

In the context of their audit, carried out for the purposes of expressing an opinion on the fair presentation of the annual financial statements, the auditors have concurred with the disclosures of the Directors on going concern and corporate governance.

These annual financial statements have been approved by the Board of Directors and are signed on their behalf by

W S MacFarlane
Chairman

S M Ross
Chief Executive Officer

Certificate by company secretary In my capacity as company secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 30 March 2002, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

D J Viviers
Group Secretary

16 May 2002

	BOARD ATTENDANCE			
	May 2001	August 2001	November 2001	February 2002
W S MacFarlane	✓	✓	✓	✓
S M Ross	✓	✓	✓	✓
M R Bower	✓	✓	✓	✓
Dr U Ferndale	✓	✓	✓	✓
J L Spotts (appointed: Feb 2002)	N/A	N/A	N/A	✓
K C van Aardt	✓	✓	✓	✓
A J Aaron	✓	✓	✓	✓
T N Eboka	✓	✓	✓	✓
Z B Ebrahim	✓	✓	✓	✓
J D M G Koolen	✓	✓	✓	✓
P L Wilmot (appointed: Nov 2001)	N/A	N/A	✓	No
M I Wyman (resigned: Aug 2001)	No	N/A	N/A	N/A

Group Annual Financial Statements



Edcon Annual Report Award –
First prize in their sector

Index

Edcon

Currency of Annual Financial Statements

The presentation and measurement currency of the annual financial statements is South African rand (R).

The approximate rand cost of a unit of the following currencies at 30 March was

	2002	2001
US dollar	**11,43**	8,06
Sterling	**16,26**	11,53
Botswana pula	**1,71**	1,44
Euro	**9,97**	7,10
Zimbabwe – official rate	**0,12**	0,15
– parallel rate	**0,03**	0,07

Key Indicators in US Dollar Terms

	2002 US$m	2001 US$m (restated excl. Zimbabwe)	2001 US$m (as previously reported)
Retail sales revenue*	**688**	897	936
Trading profit*	**33**	35	44
Cash "EBITDA"*	**54**	64	73
Earnings attributable to ordinary shareholders*	**18**	17	20
Cash flow from operations*	**63**	7	14
Total assets	**363**	523	547
Net assets	**251**	388	398
Market capitalisation	**121**	150	150

**Translated at an average rate of R9,75 (2001: R7,31)*

Report of the Independent Auditors

To the members of
Edgars Consolidated Stores Limited

We have audited the annual financial statements set out on pages 57 to 94 for the year ended 30 March 2002. These financial statements are the responsibility of the company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the Group at 30 March 2002, and the results of their operations, cash flows and changes in equity for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and in the manner required by the Companies Act in South Africa.

Ernst + Young

Ernst & Young
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
16 May 2002

Company 2001 Rm	Company 2002 Rm		Note	Group 2002 Rm	Group 2001 Rm (restated excl. Zimbabwe)	Group 2001 Rm (as previously stated)
6 775,8	**6 955,7**	**Total revenues**	3	**7 401,9**	7 181,1	7 521,7
6 239,1	**6 397,6**	**Retail sales revenue**		**6 709,8**	6 557,4	6 844,8
4 036,5	**4 079,4**	Cost of sales		**4 264,1**	4 227,9	4 409,6
2 202,6	**2 318,2**	**Gross profit**		**2 445,7**	2 329,5	2 435,2
1 301,5	**1 316,6**	Store costs		**1 381,1**	1 367,7	1 417,9
108,5	**113,4**	Cost of credit	2.5	**55,2**	93,7	93,7
601,6	**706,1**	Other net operating costs		**684,3**	611,2	604,4
191,0	**182,1**	**Trading profit**	4	**325,1**	256,9	319,2
9,3	**75,4**	Dividend income	6	**3,5**	1,1	1,1
5,6	**8,8**	Interest received	7	**8,8**	6,8	14,7
205,9	**266,3**	**Profit before financing costs**		**337,4**	264,8	335,0
90,6	**79,4**	Financing costs	7	**72,3**	92,6	91,5
115,3	**186,9**	**Profit before taxation**		**265,1**	172,2	243,5
38,0	**33,0**	Taxation	8	**93,4**	51,3	75,3
77,3	**153,9**	**Profit after taxation**		**171,7**	120,9	168,2
		Attributable to outside shareholders				18,1
77,3	**153,9**	**Earnings attributable to ordinary shareholders**		**171,7**	120,9	150,1
		Earnings per ordinary share (cents)	10			
		attributable earnings basis		**302,9**	210,5	261,3
		headline earnings basis		**304,0**	214,0	267,5
		Dividends per ordinary share (cents) declared for the financial year	9	**117,0**	100,0	100,0

Cash Flow Statements

Company 2001 Rm	Company 2002 Rm		Note	Group 2002 Rm	Group 2001 Rm (restated excl. Zimbabwe)	Group 2001 Rm (as previously stated)
		Cash retained from operating activities				
191,0	**182,1**	Trading profit		**325,1**	256,9	319,2
190,0	**185,1**	Depreciation	4.3	**194,9**	199,6	203,1
4,0	**4,0**	Amortisation	4.1	**3,8**	4,2	4,2
3,9	**1,2**	Non-cash items	11.1	**2,7**	2,9	4,8
4,4	**75,4**	Dividends received	11.2	**3,5**	1,1	1,1
393,3	**447,8**	**Cash "EBITDA"**	2.12	**530,0**	464,7	532,4
(203,8)	**72,9**	Working capital movement	11.3	**185,7**	(229,4)	(249,2)
189,5	**520,7**	**Cash generated from operating activities**		**715,7**	235,3	283,2
5,6	**8,8**	Interest received		**8,8**	6,8	14,7
(90,6)	**(79,4)**	Financing costs paid	11.4	**(72,3)**	(92,6)	(91,5)
(69,0)	**(22,2)**	Taxation paid	11.5	**(40,0)**	(95,5)	(101,1)
35,5	**427,9**	**Cash inflow from operations**		**612,2**	54,0	105,3
(76,4)	**(57,5)**	Dividends paid	11.6	**(57,2)**	(76,3)	(79,9)
(40,9)	**370,4**	**Net cash retained**		**555,0**	(22,3)	25,4
		Cash utilised in investment activities				
(47,2)	**(103,4)**	Investment to maintain operations	11.7	**(105,9)**	(54,5)	(66,1)
(52,7)	**(53,9)**	Investment to expand operations	11.8	**(53,9)**	(54,7)	(54,3)
(99,9)	**(157,3)**	**Net cash invested**		**(159,8)**	(109,2)	(120,4)
		Cash effects of financing activities				
2,0	**—**	Decrease in shareholder funding	11.9	**(141,5)**	2,0	2,1
196,0	**(221,8)**	Decrease in interest bearing debt	11.10	**(238,7)**	208,6	189,5
198,0	**(221,8)**	**Net cash outflow from financing activities**		**(380,2)**	210,6	191,6
57,2	**(8,7)**	**Increase in cash and cash equivalents**	11.11	**15,0**	79,1	96,6
59,5	**116,7**	**Cash and cash equivalents at the beginning of the year**		**180,5**	99,3	118,5
		Currency adjustments		**20,0**	2,1	4,5
116,7	**108,0**	**Cash and cash equivalents at the end of the year**		**215,5**	180,5	219,6
		Attributable cash flow per ordinary share (cents)	10	**1 080,3**	92,3	209,8
		Attributable cash equivalent *earnings per ordinary share (cents)*	10	**726,7**	*649,6*	*711,7*
		Cash realisation rate (%)	2.4	**149**	14	29

	Group 2002 Rm	Group 2001 Rm (restated excl. Zimbabwe)	Group 2001 Rm (as previously stated)	Change %
Cash value added is the wealth, expressed in cash terms, that the Group has created by purchasing, manufacturing, processing and marketing its products and services. The statement below shows how this cash wealth created has been disbursed among the Group's stakeholders.				
Cash generated				
Cash derived from customers	**6 727,2**	6 391,5	6 645,3	
Cash payments outside the Group to suppliers of materials, merchandise, facilities and services	**(4 706,2)**	(4 853,1)	(4 998,0)	
Wealth created through cash value added	**2 021,0**	1 538,4	1 647,3	31
Cash utilised to				
Remunerate employees for their services	**890,5**	926,9	963,5	(4)
Pay direct taxes to the state				
South Africa	**29,2**	72,9	72,9	(60)
Elsewhere	**10,8**	22,6	28,2	(52)
Provide lenders with a return on monies borrowed	**72,3**	92,6	91,5	(22)
Provide lessors with a return for the use of their premises	**406,0**	369,4	385,9	10
Provide shareholders with cash dividends	**57,2**	76,3	79,9	(25)
Cash disbursed among stakeholders	**1 466,0**	1 560,7	1 621,9	(6)
Net cash retained	**555,0**	(22,3)	25,4	
Reconciliation with cash generation				
Cash value added (above)	**2 021,0**	1 538,4	1 647,3	
Less: Remunerate employees for their services	**(890,5)**	(926,9)	(963,5)	
Provide lessors with a return for the use of their premises	**(406,0)**	(369,4)	(385,9)	
Interest received	**(8,8)**	(6,8)	(14,7)	
Cash generated from operating activities (per cash flow statement)	**715,7**	235,3	283,2	
State taxes summary				
Direct taxes (as above)	**40,0**	95,5	101,1	
Net value added tax	**171,9**	133,8	176,9	
Employee tax	**118,2**	122,7	130,6	
Regional services council levies	**15,5**	15,4	15,4	
Municipal assessment rates and services	**80,7**	87,9	87,9	
Channelled through the Group	**426,3**	455,3	511,9	
Paid in				
South Africa	**407,8**	429,6	429,6	
Elsewhere	**18,5**	25,7	82,3	
	426,3	455,3	511,9	


2002
3,9%
27,7%
60,8%
4,9%
2,7%
2001
4,9%
23,7%
59,4%
5,9%
6,1%
Employees
Lenders
Shareholders
State
Lessors

Balance Sheets

Company 2001 Rm	Company 2002 Rm		Note	Group 2002 Rm	Group 2001 Rm (restated excl. Zimbabwe)	Group 2001 Rm (as previously stated)
		Assets				
		Non-current assets				
630,1	**740,3**	Properties, fixtures, equipment and vehicles	12	**825,8**	711,7	735,0
5,0	**1,0**	Trademarks	13	**—**	3,8	4,0
239,0	**358,9**	Investments	14	**13,9**	29,2	—
45,2	**76,1**	Loans	15	**76,0**	45,2	48,0
919,3	**1 176,3**	Total non-current assets		**915,7**	789,9	787,0
		Current assets				
1 056,7	**896,0**	Inventories	16	**993,2**	1 175,8	1 214,6
1 938,0	**1 864,3**	Accounts receivable and prepayments	17	**2 000,3**	2 066,6	2 173,0
39,5	**23,3**	Taxation receivable		**26,5**	—	15,4
116,7	**108,0**	Cash and cash equivalents	18	**215,5**	180,5	219,6
3 150,9	**2 891,6**	Total current assets		**3 235,5**	3 422,9	3 622,6
4 070,2	**4 067,9**	**Total assets**		**4 151,2**	4 212,8	4 409,6
		Equity and liabilities				
		Capital and reserves				
593,2	**593,2**	Share capital and premium	19	**451,7**	593,2	593,2
2,6	**7,6**	Non-distributable reserves	20	**58,4**	41,9	41,9
1 429,5	**1 526,0**	Retained surplus	21	**1 786,7**	1 670,2	1 699,4
2 025,3	**2 126,8**	Ordinary shareholders' equity		**2 296,8**	2 305,3	2 334,5
0,3	**0,3**	Preference share capital	19	**0,3**	0,3	0,3
		Minority interest		**0,3**	0,1	51,6
2 025,6	**2 127,1**	**Total shareholders' funds**		**2 297,4**	2 305,7	2 386,4
		Interest bearing debt				
225,3	**182,7**	Long and medium term	22	**182,7**	225,4	225,4
600,0	**415,6**	Short term	23	**392,3**	593,4	595,5
825,3	**598,3**	Total interest bearing debt		**575,0**	818,8	820,9
2 850,9	**2 725,4**	**Total capital employed**		**2 872,4**	3 124,5	3 207,3
		Interest free liabilities				
921,6	**1 041,2**	Accounts payable	24	**1 104,3**	934,1	1 038,3
158,4	**153,3**	Deferred taxation	25	**174,5**	154,2	164,0
139,3	**148,0**	Owing to subsidiaries	14			
1 219,3	**1 342,5**	Total interest free liabilities		**1 278,8**	1 088,3	1 202,3
4 070,2	**4 067,9**	**Total equity and liabilities**		**4 151,2**	4 212,8	4 409,6
		Net equity per ordinary share (cents)	2.17	**4 430,8**	4 013,1	4 063,9

Statements of Changes in Ordinary Shareholders' Equity

Company: Share capital and premium Rm	Company: Non-distributable reserves Rm	Company: Retained surplus Rm	Company: Total Rm		Group: Share capital and premium Rm	Group: Non-distributable reserves Rm	Group: Retained surplus Rm	Group: Total Rm
591,2	5,6	1 428,5	2 025,3	**Balance at 31 March 2000**	591,2	37,5	1 624,3	2 253,0
		77,3	77,3	Earnings attributable to ordinary shareholders			150,1	150,1
		(76,3)	(76,3)	Ordinary dividends			(76,3)	(76,3)
				Foreign currency translation reserve		6,3		6,3
				Increase in tax reserve relating to lifo adjustment		1,1		1,1
	(3,0)		(3,0)	Derivative valuation adjustment		(3,0)		(3,0)
2,0			2,0	Executive share incentive scheme issues	2,0			2,0
				Reversal of deferred taxation			1,3	1,3
593,2	2,6	1 429,5	2 025,3	**Balance at 31 March 2001**	593,2	41,9	1 699,4	2 334,5
				Zimbabwe adjustment for year ending 31 March 2001			(29,2)	(29,2)
593,2	2,6	1 429,5	2 025,3	Restated balance at 31 March 2001	593,2	41,9	1 670,2	2 305,3
		153,9	153,9	Earnings attributable to ordinary shareholders			171,7	171,7
		(57,4)	(57,4)	Ordinary dividends (note 9)			(57,2)	(57,2)
				Transfer from non-distributable to distributable reserves		(2,0)	2,0	—
				Foreign currency translation reserve		7,8		7,8
				Decrease in tax reserve relating to lifo adjustment		(0,3)		(0,3)
	4,3		4,3	Derivative valuation adjustment		4,3		4,3
				Share buy back (note 19.2)	(141,5)			(141,5)
	0,7		0,7	Revaluation reserve net of deferred taxation		6,7		6,7
593,2	**7,6**	**1 526,0**	**2 126,8**	**Balance at 30 March 2002**	**451,7**	**58,4**	**1 786,7**	**2 296,8**
				Note	19	20	21	

Edcon

1. *Accounting policies and bases of preparation*

The financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of general purpose land and buildings and the restatement of certain financial instruments to fair value. The financial statements incorporate the following principal accounting policies which conform with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent in all material respects with those applied in the previous year.

AC 133 (revised) – Financial instruments: recognition and measurement has been adopted ahead of its effective date.

1.1 Basis of consolidation

The Group annual financial statements consolidate the financial statements of the company and all significant subsidiaries. Foreign subsidiaries, which operate under severe long-term restrictions that significantly impair their ability to repatriate income to the Group, are not consolidated. In these circumstances income from such investments will be brought to account only as and when received.

The results of any subsidiaries acquired or disposed of during the year are included from the dates effective control was acquired and up to the dates effective control ceased.

The identifiable assets and liabilities of companies acquired are assessed and included in the balance sheet at their fair values as at the date of acquisition.

The company carries its investments in subsidiaries at cost less accumulated impairment losses (refer note 1.6), with the exception of non-consolidated subsidiaries which are treated as available-for-sale assets in terms of AC133.

All intragroup transactions and balances are eliminated on consolidation.

1.2 Employee benefits

The Group operates defined benefit pension and medical aid benefit plans as well as several defined contribution provident funds.

Current contributions to the Group's defined contribution funds are charged against income when incurred. The cost of providing benefits to the Group's defined benefit plans is determined using the projected unit credit actuarial valuation method. Improved benefits in defined benefit funds are only granted if they can be financed from the actuarial surplus. Contribution rates to defined benefit plans are adjusted for any unfavourable experience adjustments. Favourable experience adjustments are retained within the funds. Actuarial surpluses are brought to account in the Group's financial statements when it is clear that economic benefits will be available to the Group.

Leave pay is provided for in full.

1.3 Financial instruments

Financial instruments recognised on the balance sheet include investments, loans receivable, accounts receivable, cash and cash equivalents, derivative instruments, accounts payable, and interest bearing debt. Financial instruments are initially measured at cost, including transaction costs, when the Group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

1.3.1 Derivative instruments

The Group uses derivative financial instruments including interest rate swaps, forward rate agreements, interest rate caps and forward exchange contracts to hedge its exposure to interest rate and foreign currency fluctuations. It is the policy of the Group not to trade in derivative financial instruments for speculative purposes.

In terms of hedge accounting, hedges are either (a) fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability or (b) cash flow hedges, which hedge exposure to variability in cash flows.

In the case of fair value hedges, any gains or losses on marking to market the hedging instrument, are recognised immediately in profit before taxation for the period.

Gains and losses on effective cash flow hedging instruments in respect of firm commitments or forecast transactions, are recognised directly in equity. Any ineffective portion of a cash flow hedge is recognised in profit before taxation for the period.

When the hedged firm commitment or forecast transaction is recognised as an asset or a liability, the cumulative associated gains or losses reflected in equity are included in the initial measurement of the asset or liability. For other cash flow hedges that do not result in the recognition of an asset or liability, the cumulative gains or losses reflected in equity are included in profit before taxation in the period in which the hedged firm commitment or forecast transaction affects profit before taxation.

1. ***Accounting policies and bases of preparation*** *(continued)*

1.3.2 Loans receivable

Loans receivable are subsequently measured at amortised cost using the effective interest rate method.

1.3.3 Trade and other receivables

Trade and other receivables are stated at cost less an allowance for doubtful debts.

1.3.4 Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

1.3.5 Financial liabilities

Financial liabilities other than derivatives are recognised at their original debt value less principal payments and amortisations. Derivatives are subsequently measured at fair value.

Discounts arising from the difference between the net proceeds of debt instruments issued and the amounts repayable at maturity are charged to net financing costs over the life of the instruments.

Liabilities have been classified in the balance sheet as interest bearing or interest free as the Directors believe this to be more meaningful than a current or non-current classification.

1.3.6 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment of financial assets. If there is evidence then the recoverable amount is estimated and an impairment loss is recognised in accordance with AC133.

1.4 Foreign currency translations

1.4.1 Foreign entities

All foreign subsidiaries are classified as foreign entities for the purposes of foreign currency translation.

The assets and liabilities of foreign subsidiaries are translated into South African rand at rates of exchange ruling at the date of consolidation. Income, expenditure and cash flow items are translated using weighted average rates of exchange during the relevant accounting period. Differences arising on translation are reflected in a foreign currency translation reserve.

Where foreign subsidiaries are not consolidated (refer 1.1) and are treated as available-for-sale assets, but where such investments are not actively traded in organised financial markets, fair value is based on the net asset value of the subsidiary translated at the parallel exchange rate on the balance sheet date. Gains or losses are recognised directly in equity until the investment is sold, collected, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in income.

1.4.2 Foreign currency transactions and balances

Transactions in foreign currencies are converted to South African rand at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities in foreign currencies are stated in South African rand using rates of exchange ruling at the financial year end. Resulting surpluses and deficits are included in financing costs and are separately identified.

1.5 Goodwill

Goodwill, being the excess of the purchase consideration of shares in subsidiary companies over the attributable fair value of their net identifiable assets at date of acquisition, is capitalised and amortised on a straight-line basis over the lesser of its effective economic life and twenty years.

1.6 Impairment

The carrying value of assets is reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where the carrying value exceeds the estimated recoverable amount, such assets are written down to their recoverable amount.

1. *Accounting policies and bases of preparation* *(continued)*

1.7 Accounting for insurance activities

Insurance activity profits are determined in accordance with generally accepted practice for insurance companies. Full provision is made for the estimated cost of claims notified but not settled and for those incurred but not yet reported. In addition a monthly reserve is created for future deaths in terms of the life cover provided. Net income not received as a dividend is reflected in receivables and included as income if dividends are likely to be received in the foreseeable future.

1.8 Inventories

Retail trading inventories are valued at the lower of cost using the weighted average cost and net realisable value. In the case of own manufactured inventories, cost includes the total cost of manufacture, based on normal production facility capacity, and excludes financing costs.

Work in progress is valued at actual cost, including direct material costs, labour costs and manufacturing overheads.

Factory raw materials and consumable stores are valued at average cost, less an allowance for slow-moving items.

1.9 Leases

Leases are classified as finance leases where substantially all the risks and rewards associated with ownership of an asset are transferred from the lessor to the Group as lessee.

Assets subject to finance leases are capitalised at their cash cost equivalent with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated to their estimated residual values over their estimated useful lives. Residual values are determined from anticipated future cash flows. These are not discounted to their present value. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in financing costs, and the capital repayment, which reduces the liability to the lessor.

Operating leases are those leases which do not fall within the scope of the above definition. Operating lease rentals are charged against trading profit on a systematic basis over the term of the lease.

1.10 Properties, fixtures, equipment and vehicles

1.10.1 Properties

General purpose land and buildings are revalued every three years, by recognised professional valuers, to net realisable open market value using the alternative or existing use basis as appropriate. Depreciation is provided on buildings over 50 years.

Expenditure relating to leased premises is capitalised and depreciated to expected residual value over the remaining period of the lease.

1.10.2 Fixtures, equipment and vehicles

Fixtures, equipment and vehicles are recorded at historic cost and depreciated to their expected residual values over the following estimated useful lives

Fixtures and fittings	8 years
Computer equipment	5 years
Machinery	10 years
Vehicles	5 years

In determining the estimated residual value, expected future cash flows have not been discounted to their present value.

1.11 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1. *Accounting policies and bases of preparation* *(continued)*

1.12 Revenue recognition

Revenue from all sales of merchandise through retail outlets is brought to account when the risk in the merchandise passes to the customer. Revenue from manufacturing and other operations is recognised when the sale transactions giving rise to such revenue are concluded. Interest earned on arrear account balances is accrued on a time proportion basis recognising the effective yield on the underlying assets. Dividends are recognised when the right to receive payment is established.

1.13 Segmental information

The principal segments of the Group have been identified on a primary basis by chain, cost centre and manufacturing operation and on a secondary basis by significant geographical region. The basis is representative of the internal structure for management purposes. The source and nature of business risks and returns are segmented on the same basis.

Segment revenue – retail sales reflect sales to third parties including arm's length inter-segment revenue recorded at fair value. The segment result is presented as segment trading profit without allocation of finance costs and taxation. Corporate expenses are allocated on an appropriate basis after giving due consideration to the nature of such expenses incurred. Segment gross assets include those assets that can be specifically identified with a particular segment. Neither trade accounts receivable, which are housed in the centralised credit division, nor corporate liabilities which are held at the centre, are allocated to segments.

1.14 Share capitalisation awards and cash dividends

The full cash equivalent of capitalisation share awards, and cash dividends paid by the company, are recorded and disclosed as dividends declared in the statement of changes in equity. Dividends declared subsequent to the year end are included in total shareholders' equity at the balance sheet date. Upon allotment of shares in terms of a capitalisation award, the election amounts are transferred to the share capital and share premium account, cash dividend election amounts are paid and the amount removed from equity.

1.15 Share incentive scheme

Edcon operates a staff share incentive scheme through the Edgars Stores Limited Staff Share Trust. Shares are offered on a combined option and deferred sale basis which staff can take up in tranches over a period of five years. The beneficiaries under the scheme are executive Directors, senior management and with effect from 2001 all non-bargaining unit staff. There is no income statement effect when such benefits are granted.

1.16 Software costs

Packaged software and the direct costs associated with the development and installation thereof are capitalised and included in accounts receivable and prepayments until commissioned. Software is depreciated in full on a systematic straight-line basis over five years from the date of being commissioned in the business.

1.17 Taxation

Deferred taxation is provided at legislated future rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount.

No deferred tax is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income.

Assets are raised in respect of the deferred taxation on assessed losses where it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Where applicable, non-resident shareholders' taxation is provided in respect of foreign dividends receivable.

1.18 Trademarks and brand names

Where payments are made for the acquisition of trademarks or brand names, the amounts are capitalised and amortised over their anticipated useful lives, currently estimated to be between seven and ten years. No valuation is made of internally developed and maintained trademarks or brand names. Expenditure incurred to maintain brand names is charged in full against trading profit.

1. *Accounting policies and bases of preparation* *(continued)*

1.19 Treasury shares

Shares in Edcon held by a wholly-owned Group company are classified as treasury shares. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is deducted from Group equity. Dividends received on treasury shares are eliminated on consolidation.

1.20 Comparative figures

Where necessary, pro forma comparative figures have been presented after adjusting for the deconsolidation of Edgars Zimbabwe and changes in presentation in the current year.

2. *Definitions*

2.1 Attributable cash flow per ordinary share

Attributable cash flow from operations after adjusting for minority interests and preference dividends paid divided by the weighted average number of ordinary shares in issue during the year.

2.2 Capital employed

Shareholders' funds including outside shareholders' interests in subsidiaries and interest bearing debt.

2.3 Cash and cash equivalents

Comprise cash on hand and demand deposits together with any highly liquid investments readily convertible to known amounts of cash.

2.4 Cash realisation rate

Percentage of the potential cash earnings realised and is derived by dividing attributable cash flow per ordinary share by cash equivalent earnings per ordinary share.

2.5 Cost of credit

The cost of administering the debtors book net of financial services income.

2.6 Cost of sales

Includes the historical cost of inventory, distribution costs incurred in bringing the inventory to the retail locations, markdowns and promotional costs.

2.7 Current ratio

Current assets divided by current liabilities. Current liabilities include short term borrowings and interest free liabilities other than deferred taxation.

2.8 Dividend cover

Earnings per ordinary share divided by dividends per ordinary share.

2.9 Dividend yield

Dividends per ordinary share divided by the closing share price on the JSE Securities Exchange.

2.10 Earnings per ordinary share

2.10.1 Attributable earnings basis

Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year.

2.10.2 Cash equivalent basis

Earnings attributable to ordinary shareholders adjusted for non-cash items in attributable earnings and equity accounted retained earnings, divided by the weighted average number of ordinary shares in issue during the year.

2.10.3 Diluted earnings basis

Earnings attributable to ordinary shareholders adjusted for interest after taxation on the compulsorily convertible debentures, divided by the weighted average number of ordinary shares in issue during the year increased by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of dilutive options and dilutive compulsorily convertible debentures.

2. *Definitions* *(continued)*

2.10.4 Headline earnings basis

Earnings attributable to ordinary shareholders, adjusted for profits and losses on capital items recognising the taxation and minority impacts of these adjustments, divided by the weighted average number of ordinary shares in issue during the year.

2.11 Earnings yield

Earnings per ordinary share divided by the closing share price on the JSE Securities Exchange.

2.12 Cash "EBITDA"

Earnings before interest, taxation, depreciation and amortisation charges.

2.13 Financing cost cover

Trading profit divided by net financing costs.

2.14 Gearing ratio

Interest bearing debt, reduced by cash and cash equivalents, divided by shareholders' funds.

2.15 Net assets

The sum of fixed and current assets less all interest free liabilities.

2.16 Net asset turn

Retail sales divided by closing net assets.

2.17 Net equity per ordinary share

Ordinary shareholders' equity divided by the number of ordinary shares in issue at the year end.

2.18 Price earnings ratio

The closing share price on the JSE Securities Exchange divided by earnings per ordinary share.

2.19 Retail sales

Represent sales of merchandise through retail outlets and exclude value added and general sales tax, fees, rental income and inter-group transactions.

2.20 Return on capital employed

Profit after taxation, plus interest paid taxed at the standard rate, as a percentage of average capital employed.

2.21 Return on ordinary shareholders' equity

Earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity.

2.22 Revenue

Represents all sources of income accrued to the Group and company.

2.23 Shareholders' compound annual rate of return

Calculated by recognising the market price of an Edcon share five years ago as a cash outflow, recognising the annual dividend per share streams since that date and closing share price at the end of five years as inflows, and determining the internal rate of return inherent in these cash flow streams.

2.24 Weighted average number of ordinary shares in issue

The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, and decreased by share repurchases weighted on a time basis for the period during which they have participated in the income of the Group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

2.25 Weighted average price paid per share traded

The total value of shares traded each year divided by the total volume of shares traded for the year on the JSE Securities Exchange.

		Group			Company	
		2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
3.	***Revenues***					
	Retail sales	**6 709 801**	6 557 345	6 844 798	**6 397 558**	6 239 097
	Administration fees				**14 179**	14 361
	Club fees	**194 931**	161 799	168 819	**194 931**	168 819
	Dividend income	**3 473**	1 116	1 116	**75 435**	9 286
	Finance charges	**220 417**	269 980	308 137	**220 417**	269 980
	Financial services income	**127 031**	68 593	68 593	**44 391**	68 593
	Interest received	**8 763**	6 789	14 720	**8 752**	5 632
	Manufacturing sales to third parties	**137 523**	115 496	115 496		
		7 401 939	7 181 118	7 521 679	**6 955 663**	6 775 768
4.	***Trading profit***					
	This is stated after taking account of the following items					
4.1	**Amortisation of trademarks**					
	Charge for the year	**3 849**	4 205	4 246	**4 000**	4 003
4.2	**Auditors' remuneration**					
	Audit fees	**2 350**	3 270	3 661	**1 930**	2 724
	Fees for consulting and other services	**751**	154	154	**705**	121
	Expenses	**85**	70	70	**75**	70
	Prior year (over)/under-provision	**(3)**	111	111	**6**	38
		3 183	3 605	3 996	**2 716**	2 953
4.3	**Depreciation of properties, fixtures, equipment and vehicles**					
	Land and buildings	**996**	4	4	**93**	—
	Leasehold improvements	**11 215**	10 505	10 691	**10 851**	10 169
	Fixtures and fittings	**92 504**	89 807	91 494	**89 030**	85 424
	Computer equipment and software	**84 721**	93 242	94 324	**81 819**	90 985
	Machinery and vehicles	**5 419**	5 813	6 338	**3 355**	3 407
	Capitalised leased assets	**—**	253	253	**—**	—
		194 855	199 624	203 104	**185 148**	189 985
4.4	**Fees payable**					
	Managerial, technical, administrative and secretarial fees paid outside the Group	**16 633**	14 094	14 094	**15 108**	13 367
	Outsourcing of IT function	**145 778**	145 493	145 493	**145 778**	145 493
		162 411	159 587	159 587	**160 886**	158 860
4.5	**Operating lease expenses**					
	Properties					
	Minimum lease payments	**391 072**	359 126	375 565	**360 191**	342 866
	Turnover clause payments	**14 947**	10 311	10 311	**21 512**	15 731
	Sublease rental income	**(16 577)**	(15 578)	(15 578)	**(16 531)**	(15 578)
	Furniture, equipment and vehicles	**107 826**	68 383	68 383	**103 758**	64 300
		497 268	422 242	438 681	**468 930**	407 319
4.6	**Net loss on disposal of properties, fixtures, equipment and vehicles**	**886**	2 858	4 376	**1 423**	2 806

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000

5. *Directors and employees*

5.1 Employees

The Group employed 10 766 (2001: 11 745) permanent employees of whom 9 716 (2001: 10 282) were employed in retailing and 1 050 (2001: 1 463) in the manufacturing divisions.

The proportion of black staff has increased to 82% (2001: 77%). 72% of the complement is female (2001: 71%).

Currently 54% (2001: 49%) of permanent employees have more than five years' service with the Group. Labour turnover for the year was 30% (2001: 26%).

The aggregate remuneration and associated cost of permanent and casual employees including Directors was

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Salaries and wages	**785 706**	823 746	859 365	**665 314**	695 878
Retirement benefit costs	**78 802**	76 231	77 213	**72 023**	68 678
Medical aid contributions					
Current	**22 621**	23 680	23 680	**19 866**	20 621
Post-retirement	**3 384**	3 264	3 264	**2 972**	2 843
	890 513	926 921	963 522	**760 175**	788 020

Total costs of training 13 291 staff members (2001: 9 699) amounted to R7,1 million (2001: R13,1 million) which equates to 0,8% of employment costs (2001: 1,4%). Of this cost, R0,8 million related to bursaries given to permanent employees who studied on a part-time basis.

Included in retirement benefit costs are amounts for the Edcon Pension Fund and the Edcon Medical Aid calculated as follows

Edcon Pension Fund (Group and company)

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)
Current service cost	**3 014**	4 431	4 431
Less: Employee contributions	**(1 035)**	(1 166)	(1 166)
Net current service cost	**1 979**	3 265	3 265
Interest cost	**31 581**	33 552	33 552
Expected return on assets	**(74 080)**	(67 262)	(67 262)
Net actuarial gain not recognised in the year	**41 669**	31 719	31 719
Pension cost	**1 149**	1 274	1 274
The actual return on pension fund assets	**133 907**	83 650	83 650

Edcon Medical Aid (Group and company)

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)
Current service cost	**3 976**	3 615	3 615
Interest cost	**8 555**	13 088	13 088
Net actuarial gain not recognised in the year	**(9 147)**	(13 439)	(13 439)
Medical aid cost	**3 384**	3 264	3 264

5. *Directors and employees* *(continued)*

Retirement funds

Separate funds, independent of the Group, provide retirement and other benefits for all employees on the permanent staff and their dependants. For the full year there were three defined contribution funds of significance, namely Edgars Provident Fund, SACCAWU National Provident Fund and FEDCRAW Provident Fund. A defined contribution fund is available to employees in Namibia. The Group has one defined benefit fund namely Edgars Pension Fund.

A statutory valuation of the Edgars Pension Fund was carried out by an independent firm of consulting actuaries on 31 December 1999 using the attained age method of valuation. The actuarial value of liabilities for all pensioners and members, including a stabilisation reserve, was determined at R293 million. The fair value of assets calculated by reference to the market value was R523 million. The fund was accordingly fully funded. The actuarial valuation was based on the principal assumptions that the fund will earn 15% per annum after taxation, that salary increases will be 12,5% per annum plus merit increases and using a post-retirement interest rate of 4,5% per annum.

In the current year an actuarial estimate was performed using the projected unit credit method and the fair value of assets and liabilities are reflected below. Proposals were submitted to the authorities to offer pensioners an enhanced pension in exchange for them assuming all their medical aid liabilities. Similarly, a portion of the surplus will be utilised to pay lump sums to medical aid members' provident fund accounts to meet the company's existing post-retirement medical aid liability for service rendered to date. The surplus is adequate to cover enhanced pensions plus all post-retirement medical aid liabilities and the balance of the surplus of approximately R240 million will be available to meet claims of former members in terms of the Pension Funds Second Amendment Act. The Financial Services Board has confirmed that the allocation of the actuarial surplus to fund post-retirement medical aid obligations is not an improper use of the actuarial surplus. It is expected that the surplus will be distributed from the pension fund in the next twelve months.

Contributions to the Group's significant defined contribution funds are at a rate of 17,49% of benefit salary and where funds are contributory members pay a maximum of 7,5%. The employer's portion is charged against profits.

All funds are subject to the Pension Funds Acts of the various countries and where required by law actuarial valuations are conducted every three years. The market value of investments of the various Edgars funds as at 30 March 2002 was R1 409,3 million (2001: R1 219,0 million).

The funded status of the Edcon Pension Fund determined in terms of AC 116 and IAS 19 is as follows:

	Group and Company	
	2002	2001
	R000	R000
Benefit obligation	**283 358**	282 647
Fair value of assets	**684 232**	572 974
Funded benefit plan asset	**400 874**	290 327
To be utilised to fund the post-retirement medical aid obligations (note 17)	**80 900**	76 086
Unrecognised net asset	**319 974**	214 241

No asset has been recognised pending claims from former members in terms of the Pension Funds Second Amendment Act.

5. ***Directors and employees*** *(continued)*

Retirement funds *(continued)*

Membership of and employer contributions to each of the funds at 30 March were:

	Pensioners	Members	Contributions R000
2002			
Edgars Pension Fund	**1 539**	**180**	**1 149**
Edgars Provident Fund	**—**	**7 559**	**68 913**
Edgars Namibia Retirement Fund	**13**	**180**	**602**
SACCAWU National Provident Fund	**—**	**1 213**	**4 171**
FEDCRAW Provident Fund	**—**	**486**	**1 727**
	1 552	**9 618**	**76 562**
2001			
Edgars Pension Fund	1 833	244	1 274
Edgars Provident Fund	—	7 512	63 913
Edgars Namibia Retirement Fund	13	181	615
SACCAWU National Provident Fund	—	1 641	5 356
FEDCRAW Provident Fund	—	525	3 112
	1 846	10 103	74 270

Medical aid funds

The company and its subsidiaries operate a defined benefit medical aid scheme for the benefit of permanent employees. These costs are charged against income as incurred and amounted to R23 million (2001: R24 million). Membership of the Group's medical aid scheme is voluntary for lower income earners. Total membership currently stands at 4 743 principal members in South Africa.
In terms of employment contracts and the rules of the schemes certain post-retirement medical benefits are provided to past employees by subsidising a portion of the medical aid contributions of members, after retirement. The cost of providing post-retirement medical aid has been determined in accordance with AC 116 and IAS 19 and the charge against income for the year was R3 million (2001: R3 million). The actuarially determined present value of the company's liability for post-retirement medical aid benefits for all pensioners and staff, for service to date, is R81 million (2001: R76 million). The actuarial valuation was based on the main assumptions of an 11,5% p.a. discount rate, a future rate of consumer price inflation of 6,5% p.a. and an allowance for general future salary inflation in line with CPI.

The status of the Edcon Medical Aid fund determined in terms of AC 116 and IAS 19 is as follows:

	Group	
	2002 R000	2001 R000
Recognised (2001: unrecognised) benefit obligation (note 24)	**80 900**	76 086
To be funded from pension fund actuarial surplus	**80 900**	76 086

5. *Directors and employees* *(continued)*

5.2 Directors' emoluments

Name	Months paid 2002	Months paid 2001	Fees R000	Remun-eration R000	Retirement, medical, accident and death benefits R000	Perform-ance bonus R000	Retention payments R000	Other benefits R000	Company 2002 **Total R000**	Company 2001 Total R000
Non-executive Directors										
W S MacFarlane			135						**135**	70
A J Aaron			75						**75**	30
W F de la H Beck			25						**25**	35
A P Burger			—						**—**	15
Z B Ebrahim			50						**50**	25
T N Eboka			50						**50**	25
J D M G Koolen			40						**40**	—
P L Wilmot			30						**30**	—
M I Wyman			20						**20**	20
								Total (A)	**425**	220
Executive Directors										
S M Ross	**12**	12	40	4 800	49			73	**4 962***	4 349
M R Bower	**12**	12	40	1 163	179		433	56	**1 871**	2 340
J A Day	**11**	12	40	614	107		265	44	**1 070**	842
G R Evans	**10**	12	30	728	108		319	39	**1 224**	1 394
Dr U Ferndale	**12**	12	40	858	110		283	4	**1 295**	883
R C Maydon	**—**	7							**—**	1 322
J L Spotts	**1**	—	10	93	16			10	**129**	—
K C van Aardt	**12**	2	40	789	127		283	6	**1 245**	121
	70	69						Total (B)	**11 796**	11 251
								Total emoluments (A+B)	**12 221**	11 471
Pension for past managerial services										
R C Maydon									**—**	930
Retired ex Directors									**146**	135
									146	1 065
								Total	**12 367**	12 536

*An element of these emoluments is US$ denominated

		Group			Company	
		2002	2001	2001	**2002**	2001
		R000	R000 (restated excl. Zimbabwe)	R000 (as previously stated)	**R000**	R000

6. *Income from subsidiaries*

Administration fees (included in trading profit)				**14 179**	14 361
Dividend income	**3 473**	1 116	1 116	**75 435**	9 286
Interest received				**4 237**	2 647
	3 473	1 116	1 116	**93 851**	26 294

7. *Financing costs and interest received*

7.1 Financing costs

Interest paid to independent third parties	**82 342**	93 953	92 870	**79 232**	89 070
Interest paid to subsidiaries				**922**	934
Foreign currency (profits)/losses	**(10 076)**	(1 379)	(1 379)	**(758)**	601
	72 266	92 574	91 491	**79 396**	90 605

7.2 Interest received

Interest received from independent third parties	**8 763**	6 789	14 720	**4 515**	2 985
Interest received from subsidiaries				**4 237**	2 647
	8 763	6 789	14 720	**8 752**	5 632

8. *Taxation*

8.1 Taxation charge

Current taxation	– this year	**50 821**	17 417	31 071	**35 728**	175
	– prior years	**1 281**	(7 592)	(7 592)	**—**	(8 358)
Secondary taxation on companies	– this year	**2 297**	7 150	7 150	**2 444**	7 150
	– prior years	**10**	(66)	(66)	**10**	(66)
Withholding taxes	– this year	**114**	(429)	(429)	**114**	—
	– prior years	**72**	—	—	**29**	—
Total current taxation		**54 595**	16 480	30 134	**38 325**	(1 099)
Deferred taxation	– this year	**37 789**	25 627	36 014	**(3 696)**	29 907
	– prior years	**1 008**	9 143	9 143	**(1 622)**	9 168
Total deferred taxation		**38 797**	34 770	45 157	**(5 318)**	39 075
		93 392	51 250	75 291	**33 007**	37 976
Comprising						
South African normal taxation		**53 643**	31 438	31 438	**30 411**	30 892
Secondary taxation on companies		**2 307**	7 084	7 084	**2 454**	7 084
Withholding taxes		**186**	(429)	(429)	**142**	—
Foreign taxes		**37 256**	13 157	37 198		
		93 392	51 250	75 291	**33 007**	37 976

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000

8. *Taxation* (continued)

8.2 Reconciliation of rate of taxation

	Group 2002	Group 2001 (restated excl. Zimbabwe)	Group 2001 (as previously stated)	Company 2002	Company 2001
	%	%	%	%	%
Standard rate – South Africa	**30,0**	30,0	30,0	**30,0**	30,0
Adjusted for					
Dividend income	**(0,4)**	(0,6)	(0,4)	**(12,0)**	(2,7)
Disallowable expenditure/(exempt income)	**1,9**	(0,3)	(0,2)	**2,6**	(0,6)
Foreign tax rate variations	**(0,3)**	(0,1)	1,0		
Prior years	**0,9**	0,6	0,4	**(0,9)**	0,7
Secondary taxation on companies	**0,9**	4,2	2,9	**(2,1)**	6,3
Deferred tax asset not raised	**2,2**	—	—		
Tax losses set off against temporary differences	**—**	(0,3)	(0,2)		
Tax losses utilised	**—**	(3,8)	(2,6)		
Withholding tax on dividends received				**0,1**	—
Effective tax rate	**35,2**	29,7	30,9	**17,7**	33,7

8.3 Tax losses

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Estimated tax losses available for set off against future taxable income	**22 495**	77 200	77 200		
Less amount attributable to temporary differences	**9 577**	75 578	75 578		
Estimated tax losses available to reduce future tax charge	**12 918**	1 622	1 622		

9. *Dividends*

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Ordinary shares					
No. 107 of 97 cents declared on 18 May 2000 and paid 30 June 2000		55 655	55 655		55 655
No. 108 of 36 cents declared on 16 November 2000 and paid 29 December 2000		20 680	20 680		20 680
No. 109 of 64 cents declared on 17 May 2001 and paid 29 June 2001	**36 765**			**36 765**	
No. 110 of 36 cents declared on 15 November 2001 and paid 31 December 2001	**20 680**			**20 680**	
Dividends received on treasury shares	**(270)**	—	—		
Total ordinary dividends	**57 175**	76 335	76 335	**57 445**	76 335
6% preference shares					
For the year	**18**	18	18	**18**	18
Total dividends paid	**57 193**	76 353	76 353	**57 463**	76 353

No. 111 of 81 cents declared on 16 May 2002 payable 8 July 2002. This will give rise to secondary taxation on companies of R5,2 million.

		2002 cents	Group 2001 cents (restated excl. Zimbabwe)	2001 cents (as previously stated)	2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)
10.	***Earnings and cash flow per ordinary share***						
	The weighted average number of shares used in calculating the earnings per ordinary share statistics is 56 667 462 (2001: 57 444 600).						
10.1	**Attributable earnings basis**						
	Calculated on attributable earnings of R171 688 000 (2001 restated: R120 937 000)	**302,9**	210,5	261,3			
	The potential dilution in earnings per ordinary share arising from the conversion of the compulsorily convertible debentures and the possible exercise of 2 742 124 share options is 2,3% (2001 restated: 1,2%) and is derived as follows:						
	Earnings attributable to ordinary shareholders				**171 688**	120 937	150 113
	Adjusted for						
	Interest on compulsorily convertible debentures net of taxation				**3 048**	3 309	3 252
	Earnings attributable to ordinary shareholders for diluted earnings per share				**174 736**	124 246	153 365
	Weighted average number of ordinary shares				**56 667**	57 445	57 445
	Effect of dilution:						
	Share options				**241**	183	183
	Compulsorily convertible debentures				**2 144**	2 144	2 144
	Adjusted weighted average number of ordinary shares for diluted earnings per share				**59 052**	59 772	59 772
	Diluted earnings per share	**295,9**	207,9	256,6			
	Percentage dilution	**2,3**	1,2	1,8			
10.2	**Headline earnings basis**						
	Calculated on headline earnings of R172 261 000 (2001 restated : R122 945 000)	**304,0**	214,0	267,5			
	This basis is a measure of the trading performance and excludes profits and losses of a capital nature. It is derived as follows:						
	Earnings attributable to ordinary shareholders				**171 688**	120 937	150 113
	Adjusted for						
	Loss on disposal of properties, fixtures, equipment and vehicles				**886**	2 858	4 376
	Taxation and minority adjustment on above				**(313)**	(850)	(804)
	Headline earnings				**172 261**	122 945	153 685

		2002 cents	Group 2001 cents (restated excl. Zimbabwe)	2001 cents (as previously stated)	2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)
10.	***Earnings and cash flow per ordinary share*** *(continued)*						
10.3	**Attributable cash equivalent earnings basis**						
	Calculated on attributable cash equivalent earnings of R411 845 000 (2001 restated: R373 164 000)	**726,7**	649,6	711,7			
	This basis recognises the potential of the earnings stream to generate cash and is consequently an indicator of the underlying quality of earnings. It is derived as follows						
	Earnings attributable to ordinary shareholders				**171 688**	120 937	150 113
	Adjusted for						
	Non-cash items				**2 656**	3 112	4 767
	Depreciation and amortisation				**198 704**	203 829	207 350
	Deferred taxation				**38 797**	45 286	45 157
	Cash equivalent earnings				**411 845**	373 164	407 387
	Adjusted for minority share of non-cash items						
	Depreciation				**—**	—	(1 065)
	Net profit on disposal of properties, fixtures, equipment and vehicles				**—**	—	(459)
	Deferred taxation				**—**	—	2 972
	Amortisation of trademarks				**—**	—	(12)
	Attributable cash equivalent earnings				**411 845**	373 164	408 823
10.4	**Attributable cash flow basis**						
	Calculated on attributable cash inflow of R612 182 000 (2001 restated: R53 033 000)	**1 080,3**	92,3	209,8			
	This basis focuses on the cash stream actually achieved in the year under review. It is derived as follows						
	Cash flow from operations				**612 200**	54 074	105 260
	Adjusted for						
	Minority interests				**—**	(1 023)	15 255
	Preference dividends paid				**(18)**	(18)	(18)
	Attributable cash flow				**612 182**	53 033	120 497

	Group			Company	
	2002	2001	2001	**2002**	2001
	R000	R000 (restated excl. Zimbabwe)	R000 (as previously stated)	**R000**	R000

11. Cash flow

11.1 Non-cash items

	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
Net loss on disposal of properties, fixtures, equipment and vehicles (note 4.6)	**886**	2 858	4 376	**1 423**	2 806
Write-off of investment in deregistered non-consolidated subsidiaries				**—**	834
Other	**1 770**	—	391	**(201)**	298
	2 656	2 858	4 767	**1 222**	3 938

11.2 Dividends received

	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
Dividends receivable at the beginning of the year				**15 965**	11 121
Dividends received (note 6)	**3 473**	1 116	1 116	**75 435**	9 286
Dividends receivable at end of year				**(15 965)**	(15 965)
	3 473	1 116	1 116	**75 435**	4 442

11.3 Working capital movement

	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
Decrease in inventories	**180 960**	(15 075)	(10 087)	**160 023**	(16 389)
Increase in accounts receivable	**(43 963)**	(234 935)	(274 876)	**(14 744)**	(209 373)
Increase in accounts payable	**48 680**	20 585	35 781	**38 660**	(955)
Decrease in amount owing to/(by) subsidiaries				**(111 022)**	22 851
	185 677	(229 425)	(249 182)	**72 917**	(203 866)

11.4 Financing costs paid

	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
Interest paid	**(82 342)**	(93 953)	(92 870)	**(80 154)**	(90 004)
Foreign currency profits/(losses)	**10 076**	1 379	1 379	**758**	(601)
	(72 266)	(92 574)	(91 491)	**(79 396)**	(90 605)

11.5 Taxation paid

	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
Taxation liability at the beginning of the year	**—**	(38 457)	(56 776)	**—**	(30 630)
Taxation receivable at the beginning of the year	**40 609**	—	—	**39 482**	—
Currency translation and prior year tax adjustment taken to NDR	**431**	79	1 262		
Current taxation provided (note 8)	**(54 595)**	(16 480)	(30 134)	**(38 325)**	1 099
Taxation receivable at the end of the year	**(26 469)**	(40 609)	(15 411)	**(23 315)**	(39 482)
	(40 024)	(95 467)	(101 059)	**(22 158)**	(69 013)

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
11. *Cash flow* *(continued)*					
11.6 Dividends paid					
By the company					
Dividends declared and paid (note 9)	**(57 193)**	(76 353)	(76 353)	**(57 463)**	(76 353)
By subsidiaries					
Paid by subsidiaries	**—**	—	(3 533)		
	(57 193)	(76 353)	(79 886)	**(57 463)**	(76 353)
11.7 Investment to maintain operations					
Replacement of properties, fixtures, equipment and vehicles	**(117 424)**	(146 330)	(158 000)	**(108 034)**	(138 644)
Proceeds on disposal of properties, fixtures, equipment and vehicles	**11 553**	91 827	91 942	**4 580**	91 383
	(105 871)	(54 503)	(66 058)	**(103 454)**	(47 261)
11.8 Investment to expand operations					
Additions to leased premises	**(11 080)**	(11 841)	(12 457)	**(11 183)**	(11 472)
Additions to properties, fixtures, equipment and vehicles	**(11 965)**	(13 551)	(12 935)	**(11 948)**	(11 950)
Increase in loans	**(30 842)**	(29 285)	(28 929)	**(30 826)**	(29 287)
	(53 887)	(54 677)	(54 321)	**(53 957)**	(52 709)
11.9 Decrease in shareholder funding					
Ordinary share issues	**—**	2 017	2 017	**—**	2 017
Share buy back by subsidiary	**(141 545)**	—			
Shares in subsidiaries purchased by outside shareholders	**—**	—	152		
	(141 545)	2 017	2 169	**—**	2 017
11.10 Decrease in interest bearing debt					
Long and medium term					
Raised	**—**	50 000	50 000	**—**	50 000
Repaid	**(47 435)**	(20 123)	(34 450)	**(46 766)**	(30 243)
Net increase in short term	**(186 068)**	171 543	166 883	**(169 828)**	169 121
Derivative valuation adjustment	**(5 156)**	7 164	7 164	**(5 156)**	7 164
Currency adjustments	**—**	—	(77)		
	(238 659)	208 584	189 520	**(221 750)**	196 042
11.11 Increase in cash and cash equivalents					
Cash on hand	**(5 323)**	55 023	55 023	**(8 765)**	57 289
Cash on deposit	**40 321**	26 186	46 144		
Currency adjustments	**(20 068)**	(2 062)	(4 565)		
	14 930	79 147	96 602	**(8 765)**	57 289

	Group			Company	
	2002	2001	2001	**2002**	2001
	R000	R000 (restated excl. Zimbabwe)	R000 (as previously stated)	**R000**	R000

12. Properties, fixtures, equipment and vehicles

	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
Historic cost except for revalued land and buildings					
Land and buildings					
Historic cost	**14 046**	14 046	14 211	**428**	428
Revaluation surplus	**39 467**	27 828	27 828	**4 232**	3 282
Leasehold improvements	**148 386**	142 619	144 902	**144 016**	137 724
Fixtures and fittings	**968 413**	922 126	941 568	**923 421**	881 578
Computer equipment and software	**855 084**	683 309	690 758	**829 687**	659 023
Machinery and vehicles	**75 096**	84 565	95 879	**56 214**	58 277
Capitalised leased assets	**9 419**	9 752	9 752	**15 757**	16 089
	2 109 911	1 884 245	1 924 898	**1 973 755**	1 756 401
Accumulated depreciation					
Buildings	**1 016**	91	91	**93**	—
Leasehold improvements	**69 822**	62 550	63 153	**67 275**	60 145
Fixtures and fittings	**608 824**	555 894	565 537	**583 301**	533 392
Computer equipment and software	**547 316**	490 573	495 672	**526 742**	472 748
Machinery and vehicles	**47 663**	53 737	55 699	**40 260**	43 983
Capitalised leased assets	**9 405**	9 722	9 722	**15 743**	16 059
	1 284 046	1 172 567	1 189 874	**1 233 414**	1 126 327
Net carrying value	**825 865**	711 678	735 024	**740 341**	630 074
Comprising					
Land and buildings	**52 497**	41 783	41 948	**4 567**	3 710
Leasehold improvements	**78 564**	80 069	81 749	**76 741**	77 579
Fixtures and fittings	**359 589**	366 232	376 031	**340 120**	348 186
Computer equipment and software	**307 768**	192 735	195 086	**302 945**	186 275
Machinery and vehicles	**27 433**	30 829	40 180	**15 954**	14 294
Capitalised leased assets	**14**	30	30	**14**	30
	825 865	711 678	735 024	**740 341**	630 074

	Group			Company	
	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
12. *Properties, fixtures, equipment and vehicles* *(continued)*					
Opening net carrying value	**711 678**	834 276	851 489	**630 074**	752 112
Movements for the year					
Capital expenditure					
Leasehold improvements	**11 080**	11 841	12 457	**11 183**	11 472
Fixtures and fittings	**90 010**	79 523	80 823	**84 025**	74 243
Computer equipment	**32 417**	79 063	80 727	**30 926**	75 507
Machinery and vehicles	**6 962**	1 296	9 385	**5 031**	844
	140 469	171 723	183 392	**131 165**	162 066
Other					
Currency adjustments	**2 276**	(12)	(468)		
Net revaluation surplus	**9 434**	—	—	**951**	—
Software capitalised	**169 302**	—	—	**169 302**	—
	321 481	171 711	182 924	**301 418**	162 066
Disposals					
Leasehold improvements	**1 370**	883	883	**1 170**	863
Fixtures and fittings	**4 149**	62	62	**3 061**	48
Computer equipment	**1 966**	92 629	92 944	**1 740**	90 314
Machinery and vehicles	**4 939**	1 111	2 396	**16**	2 894
Capitalised leased assets	**15**	—	—	**16**	—
	12 439	94 685	96 285	**6 003**	94 119
Depreciation (note 4.3)	**194 855**	199 624	203 104	**185 148**	189 985
Closing net carrying value	**825 865**	711 678	735 024	**740 341**	630 074

Land and buildings were revalued at 1 April 2001 to open market value based on the open market net rentals and current replacement cost for each property. If these assets had not been revalued the carrying amount of all assets at 31 March 2002 would have been R786,40 million. Deferred taxation has been raised out of the revaluation surplus. The independent valuations were carried out by professional valuers. It is the Group's policy to carry out such valuations every three years. No other categories of assets are revalued.

A register of the Group's land and buildings is available for inspection at the company's registered office. A copy will be posted, upon request, by the secretary to any member of the public.

At 31 March 2002 the properties, fixtures, equipment and vehicles have an estimated replacement cost and insured value of R2 806,1 million (2001: R2 534,3 million) which excludes input value added tax where appropriate.

At 31 March 2002 the Group had no idle fixed assets.

The gross cost of fully depreciated fixtures, equipment and vehicles at 31 March 2002 amounted to R129,3 million (2001: R90,0 million).

		Group			Company	
		2002 **R000**	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002** **R000**	2001 R000
13.	***Trademarks***					
	Trademarks represent registered rights to the exclusive use of certain trademarks and brand names.					
	Balance at the beginning of the year	**3 849**	8 054	8 239	**5 000**	9 073
	Current year movements					
	Disposal	**—**	33	33	**—**	70
	Amortisation					
	Charge for the year	**3 849**	4 205	4 246	**4 000**	4 003
	Currency adjustment	**—**	33	33		
	Balance at the end of the year	**—**	3 849	3 993	**1 000**	5 000
	Comprising					
	Cost	**22 985**	22 985	23 984	**15 000**	15 000
	Accumulated amortisation	**22 985**	19 136	19 991	**14 000**	10 000
		—	3 849	3 993	**1 000**	5 000
14.	***Investments***					
	(Annexure 1; page 94)					
14.1	**Subsidiaries not consolidated**					
	Shares at cost	**319**	319	—		
	Post acquisition retained earnings	**28 913**	37 165			
	Restatement at parallel exchange rate (note 20)	**(15 352)**	(8 252)			
	Carrying amount at fair value	**13 880**	29 232	—		
	Directors' valuation of shares	**13 880**	29 232	—		
	As there are currently severe long-term restrictions on the repatriation of dividends from Zimbabwe, the results of Edgars Stores Limited Zimbabwe have not been consolidated in the year under review.					
	Additional disclosure is given in note 14.4					
14.2	**Consolidated subsidiaries**					
	Shares at cost				**55 529**	55 534
	Indebtedness				**303 298**	183 472
					358 827	239 006
	Total interests in subsidiaries				**358 827**	239 006
	No special resolutions, the nature of which would be of significance to members in their appreciation of the state of affairs of the Group, were passed by any subsidiary during the period covered by this report.					
14.3	**Owing to subsidiaries**				**148 080**	139 276

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000

14. *Investments* *(continued)*

14.4 Aggregate income statement and balance sheet of subsidiary not consolidated

The following is as per the latest published financial statements which were prepared in accordance with the historical cost convention as modified by the revaluation of general purpose land and buildings. Those financial statements were not prepared in conformity with IAS29, "Financial Reporting in Hyperinflationary Economies" as the effect is reflected in the depreciating parallel rate used to value the Group's investment in Zimbabwe. The income and balance sheet amounts have been translated at the official exchange rate.

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)
Income Statement		
Sales	**576 837**	287 453
Operating profit	**138 376**	62 289
Interest (received)/paid	**(3 594)**	(8 114)
Profit before tax	**142 914**	71 302
Attributable earnings	**93 405**	46 386
Balance Sheet		
Non-current assets	**36 371**	26 294
Current assets	**367 775**	184 050
Total assets	**404 146**	210 344
Interest free liabilities	**168 110**	98 673
Net assets	**236 036**	111 671
Interest bearing debt	**72 592**	2 131
Ordinary shareholders' equity	**163 444**	109 540
Portion attributable to shareholders outside the Group	**(77 191)**	(51 133)
Group's interest	**86 253**	58 407
Carrying value	**13 880**	29 232

Included in ordinary shareholders' equity is R119 369 000 distributable reserves.

There was no goodwill relating to the Zimbabwe subsidiary.

14.5 Aggregate profits/losses of subsidiaries

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)
Profits	**79 919**	30 502	77 752
Losses	**62 141**	511	511
	17 778	29 991	77 241

	Group			Company	
	2002 **R000**	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002** **R000**	2001 R000

15. Loans

Executive share trust	**74 920**	43 792	43 792	**74 920**	43 792
Secured staff loans	**40**	94	94	**38**	94
Unsecured staff loans	**1 102**	1 333	4 137	**1 092**	1 338
	76 062	45 219	48 023	**76 050**	45 224

The loan to the executive share trust is interest free and is secured by shares in Edgars Consolidated Stores Limited. It will be repaid when shares held by the trust are sold. Other loans are unsecured, earn market related interest rates and have various repayment terms.

16. Inventories

Merchandise	**948 692**	1 116 093	1 140 232	**889 858**	1 050 392
Raw materials	**12 383**	14 660	29 414		
Work in progress	**26 054**	38 218	38 218		
Consumable stores	**6 111**	6 788	6 788	**6 111**	6 302
	993 240	1 175 759	1 214 652	**895 969**	1 056 694
Estimated replacement cost	**993 240**	1 175 759	1 214 652	**895 969**	1 056 694

17. Accounts receivable and prepayments

Trade accounts receivable	**1 846 199**	1 853 344	1 951 998	**1 801 045**	1 807 860
Allowance for doubtful debts	**(109 014)**	(122 255)	(129 474)	**(106 902)**	(119 115)
Pension fund asset (note 5)	**80 900**	—	—	**80 900**	—
Software	**1 787**	142 865	142 865	**1 787**	142 865
Insurance business investment	**4 448**	10 604	10 604		
Value added taxation receivable	**7 922**	—	—	**12 512**	—
Other accounts receivable and debit balances, including payments in advance	**167 990**	182 046	196 972	**74 998**	106 388
	2 000 232	2 066 604	2 172 965	**1 864 340**	1 937 998

18. Cash and cash equivalents

Cash on hand	**113 438**	118 761	118 761	**108 027**	116 711
Cash on deposit	**102 094**	61 773	100 868		
	215 532	180 534	219 629	**108 027**	116 711

		Group		Company	
		2002	2001	**2002**	2001
		R000	R000	**R000**	R000
19.	***Share capital and premium***				
19.1	**Authorised**				
	72 000 000 (2001: 72 000 000) ordinary shares of 10 cents	**7 200**	7 200	**7 200**	7 200
	150 000 6% redeemable preference shares of R2	**300**	300	**300**	300
		7 500	7 500	**7 500**	7 500
19.2	**Issued ordinary shares and premium**				
	Balance at the beginning of the year 57 444 600 (2001: 57 376 200) ordinary shares	**593 243**	591 226	**593 243**	591 226
	Executive share incentive scheme issues nil (2001: 68 400) ordinary shares	**—**	2 017	**—**	2 017
	Set-off of treasury shares comprising				
	5 606 876 (2001: nil) ordinary shares of 10 cents each	**(560)**	—		
	Share premium thereon	**(140 985)**	—		
	Balance at the end of the year 51 837 724 (2001: 57 444 600) ordinary shares	**451 698**	593 243	**593 243**	593 243
	Comprising				
	Share capital	**5 184**	5 744	**5 744**	5 744
	Share premium	**446 514**	587 499	**587 499**	587 499
		451 698	593 243	**593 243**	593 243

In terms of a shareholders' resolution on 19 July 2001 the Directors have unconditional authority until the next Annual General Meeting to issue 279 800 ordinary shares and the remaining unissued shares to the staff share scheme.

		Group		Company	
19.3	**Issued preference share capital**				
	150 000 6% preference shares of R2 redeemable at the option of the company	**300**	300	**300**	300

19. ***Share capital and premium*** *(continued)*

19.4 Executive share incentive scheme

In terms of a shareholders' resolution on 3 June 1999 the Directors are authorised to issue shares not exceeding 20% of the total issued ordinary share capital of the company on a fully diluted basis for the purposes of the approved executive share incentive scheme. Movements in the number of share options held by eligible participants are as follows

	2002	2001
	Number of share options	Number of share options
Balance at the beginning of the year	**5 391 742**	3 783 200
Options granted	**3 584 444**	2 138 487
Options exercised	**(24 000)**	(139 200)
Options forfeited	**(855 663)**	(390 745)
Balance at the end of the year	**8 096 523**	5 391 742
Details of share options exercised during the period	**R**	R
Average subscription price per share	**20,47**	29,50
Average issue market price per share	**35,03**	55,89

The options outstanding at 30 March 2002 become unconditional between the following dates

	Number of share options	Subscription price
4 August 1999 and 4 August 2008	**96 000**	29,50
1 September 1999 and 1 September 2008	**450 000**	20,61
10 March 2000 and 10 March 2009	**150 000**	26,00
22 July 2000 and 22 July 2009	**60 000**	46,70
4 August 2000 and 4 August 2008	**424 400**	29,50
23 November 2000 and 23 November 2010	**100 000**	21,80
22 May 2001 and 22 May 2011	**80 000**	23,55
4 August 2001 and 4 August 2008	**347 500**	29,50
4 February 2002 and 4 February 2004	**1 460 000**	20,47
11 March 2002 and 11 March 2009	**30 000**	29,00
5 May 2002 and 5 May 2009	**3 000**	30,20
30 September 2002 and 1 March 2006	**550 000**	26,00
5 November 2002 and 5 November 2009	**25 000**	63,00
19 January 2003 and 19 January 2010	**13 000**	69,00
5 June 2003 and 5 June 2010	**873 550**	21,80
27 November 2003 and 27 November 2010	**910 946**	21,80
22 May 2004 and 22 May 2011	**2 278 599**	23,55
17 September 2004 and 17 September 2011	**4 604**	29,60
12 June 2004 and 12 June 2011	**10 000**	24,95
30 November 2004 and 30 November 2011	**20 000**	26,00
4 January 2005 and 4 January 2012	**4 924**	25,30
18 February 2005 and 18 February 2012	**205 000**	24,00
	8 096 523	

Should the option holder resign from the Group prior to the commencement dates as indicated above, the shares for options will not be issued, payment will therefore not be required, and the options will be forfeited .

19. *Share capital and premium* *(continued)*

19.4 Executive share incentive scheme *(continued)*

Share options granted to executive Directors are as follows

	2002	2001
	Number of share options	Number of share options
Balance at the beginning of the year	**1 427 883**	1 405 000
Directors appointed during the year	**252 821**	59 748
Options granted	**550 000**	168 635
Options exercised	**—**	(10 500)
Options forfeited	**—**	(80 000)
Transfers out	**(295 307)**	(115 000)
Balance at the end of the year	**1 935 397**	1 427 883

The options outstanding at 30 March 2002 become unconditional between the following dates

	Number of share options	Subscription price
4 August 1999 and 4 August 2008	**30 000**	29,50
1 September 1999 and 1 September 2008	**450 000**	20,61
10 March 2000 and 10 March 2009	**130 000**	27,30
4 August 2000 and 4 August 2008	**55 000**	29,50
23 November 2000 and 23 November 2010	**100 000**	21,80
22 May 2001 and 22 May 2011	**80 000**	23,55
4 August 2001 and 4 August 2008	**20 000**	29,50
4 February 2002 and 4 February 2004	**312 000**	20,47
11 March 2002 and 11 March 2009	**30 000**	29,00
30 September 2002 and 1 March 2006	**550 000**	26,00
5 November 2002 and 5 November 2009	**20 000**	63,00
23 November 2003 and 23 November 2010	**108 397**	21,80
18 February 2005 and 18 February 2012	**50 000**	24,00
	1 935 397	

It is company policy that employees who have access to price sensitive information should not deal in shares or exercise share options of the company for the periods from half year end and year end to twenty four hours after publication of the half year and year end results.

Options granted to executive Directors as at 30 March 2002

Executive Director	Number of options	Weighted average subscription price	Rights vest between the following dates
M R Bower	323 138	25,58	August 1999 and November 2005
U Ferndale	95 690	32,33	February 2002 and November 2005
S M Ross	1 204 000	23,16	September 1999 and March 2006
J L Spotts	252 821	23,02	February 2002 and February 2007
K C van Aardt	59 748	21,80	November 2003 and November 2005
	1 935 397		

	Group			Company	
	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000

20. *Non-distributable reserves*

	2002	2001 (restated)	2001 (as previously stated)	**Company 2002**	Company 2001
Balance at the beginning of the year comprising					
Equity accounted reserves of Edgars Stores Limited (Zimbabwe) prior to consolidation	**29 232**	37 484	37 484		
Derivative valuation adjustment	**(5 728)**	(2 672)	(2 672)	**(5 728)**	(2 672)
Revaluation reserve	**19 489**	19 489	19 489	**2 298**	2 298
Foreign currency translation reserve	**(12 626)**	(27 185)	(27 185)		
Post-acquisition profits of subsidiaries set off against pre-acquisition losses	**1 045**	1 045	1 045		
Share premium	**6 041**	6 041	6 041	**6 041**	6 041
Tax reserve relating to lifo adjustment in foreign subsidiaries	**4 464**	3 347	3 347		
	41 917	37 549	37 549	**2 611**	5 667
Movements					
Write down of Zimbabwe net assets to parallel rate	**(15 352)**	(8 252)	—		
Derivative valuation adjustment	**4 346**	(3 056)	(3 056)	**4 346**	(3 056)
Revaluation reserve net of deferred taxation	**6 676**	—	—	**664**	—
Foreign currency translation reserve	**23 133**	14 559	6 307		
Transfer from FCTR to distributable reserves	**(2 065)**	—	—		
Decrease in tax reserve relating to lifo adjustment	**(308)**	1 117	1 117		
Balance at the end of the year	**58 347**	41 917	41 917	**7 621**	2 611
Comprising					
Edgars Stores Limited (Zimbabwe)	**13 880**	29 232	37 484		
Derivative valuation adjustment	**(1 382)**	(5 728)	(5 728)	**(1 382)**	(5 728)
Revaluation reserve net of deferred taxation	**26 165**	19 489	19 489	**2 962**	2 298
Foreign currency translation reserve	**8 442**	(12 626)	(20 878)		
Post-acquisition profits of subsidiaries set off against pre-acquisition losses	**1 045**	1 045	1 045		
Share premium	**6 041**	6 041	6 041	**6 041**	6 041
Tax reserve relating to lifo adjustment in foreign subsidiaries	**4 156**	4 464	4 464		
	58 347	41 917	41 917	**7 621**	2 611

21. *Retained surplus*

	2002	2001 (restated)	2001 (as previously stated)	**Company 2002**	Company 2001
Comprising					
Company	**1 525 804**	1 429 337	1 429 337		
Consolidated subsidiaries	**260 951**	240 837	270 013		
	1 786 755	1 670 174	1 699 350		
Distributions by certain foreign subsidiaries will give rise to withholding taxes of R3,4 million. No provision is raised until dividends are declared as these reserves are considered to be permanent capital.					
Included in the company retained earnings are dividends declared on 16 May 2002 (17 May 2001) (note 9)				41 989	36 764

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
22. *Long and medium term interest bearing debt*					
Secured loan in respect of assets with a net book value of R82 584 469 (2001: R105 508 611) held under a suspensive sale agreement bearing interest payable six monthly in arrears at a linked variable rate presently of 7,56% (2001: 6,62%), redeemable in bi-annual instalments to 30 June 2003	**113 463**	131 127	131 127	**113 463**	131 127
Unsecured loan bearing interest payable six monthly in arrears at a fixed rate of 12,38%, redeemable February 2004	**50 000**	50 000	50 000	**50 000**	50 000
2 144 000 unsecured compulsorily convertible debentures of 10 cents each issued at a premium of R17,70. Interest is payable six monthly in arrears on 31 March and 30 September of each year at a rate of 12,34%. As this rate is sufficiently close to market rates, the equity component is not material. These debentures will automatically convert into Edgars Consolidated Stores Limited ordinary shares of 10 cents each on 31 March 2004. The company at its discretion may at the request of the holder convert at an earlier date.	**38 163**	38 163	38 163	**38 163**	38 163
Unsecured loan repaid in October 2001	**—**	29 102	29 102	**—**	29 102
Unsecured loan bearing interest payable monthly in arrears at a linked variable rate presently of 13% (2001: 12,5%) repayable in monthly instalments to May 2002	**122**	791	791	**—**	—
	201 748	249 183	249 183	**201 626**	248 392
Current portion repayable within one year transferred to short term interest bearing debt	**19 022**	23 755	23 755	**18 900**	23 119
	182 726	225 428	225 428	**182 726**	225 273
Summary of interest bearing debt redemption by financial year					
Repayable in 2002		23 755	23 755		23 119
2003	**19 022**	25 037	25 037	**18 900**	24 882
2004	**182 726**	189 266	189 266	**182 726**	189 266
2005	**—**	7 265	7 265	**—**	7 265
Thereafter	**—**	3 860	3 860	**—**	3 860
	201 748	249 183	249 183	**201 626**	248 392
Current portion redeemable within one year transferred to short term interest bearing debt	**19 022**	23 755	23 755	**18 900**	23 119
	182 726	225 428	225 428	**182 726**	225 273

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000

23. *Short term interest bearing debt*

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Current portion of long and medium term interest bearing debt	**19 022**	23 755	23 755	**18 900**	23 119
Derivative fair value	**2 008**	7 164	7 164	**2 008**	7 164
Unsecured bank overdrafts/balances, acceptances and call funds	**371 263**	562 489	564 620	**394 734**	569 718
	392 293	593 408	595 539	**415 642**	600 001

24. *Accounts payable*

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Trade accounts payable	**922 472**	865 477	929 122	**878 068**	823 996
Medical aid obligation (note 5)	**80 900**	—	—	**80 900**	—
Taxation receivable	**—**	(40 609)	—		
Value added taxation payable	**—**	7 251	7 251		
Sundry accounts payable and accrued expenses	**100 951**	101 901	101 901	**82 281**	97 584
	1 104 323	934 020	1 038 274	**1 041 249**	921 580

25. *Deferred taxation*

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Balance at the beginning of the year	**154 217**	119 384	119 384	**158 421**	119 346
Income statement (note 8.1)	**38 797**	34 770	45 157	**(5 318)**	39 075
Movement related to secondary taxation on companies on dividend from Share Trust	**(147)**	—	—		
Deferred taxation on insurance income credited to insurance investment account	**(21 638)**	—	—		
Foreign currency translation	**123**	1 180	620	**285**	
Revaluation reserve	**2 873**	—	—		
Tax reserve relating to lifo adjustment in foreign subsidiaries (note 20)	**308**	(1 117)	(1 117)		
Balance at the end of the year	**174 533**	154 217	164 044	**153 388**	158 421
Comprising					
Properties, fixtures, equipment and vehicles and other net temporary differences	**110 425**	122 355	128 385	**108 143**	111 798
Net temporary differences on accounts receivable	**50 931**	46 145	49 942	**50 373**	45 639
	161 356	168 500	178 327	**158 516**	157 437
Foreign currency translation and tax rate differential	**612**		—		
Revaluation reserve	**11 263**	8 390	8 390	**1 269**	984
Other	**9 656**	—		**(6 397)**	—
Assessed losses	**(8 354)**	(22 673)	(22 673)		
	174 533	154 217	164 044	**153 388**	158 421

	Group			Company	
	2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)	**2002 R000**	2001 R000
26. Future capital expenditure					
Contracted					
Properties, fixtures, equipment and vehicles	**6 549**	5 725	5 725	**6 549**	5 725
Authorised by the Directors but not yet contracted					
Properties, fixtures, equipment and vehicles	**150 949**	163 113	173 469	**147 260**	161 642
	157 498	168 838	179 194	**153 809**	167 367

All the expenditure will be incurred during the next financial year and is to be financed from net cash retained from operations and banking facilities.

27. Leases

The Group leases the majority of its properties and vehicles under operating leases whereas other operating assets are generally owned. The lease agreements of certain of the Group's store premises provide for a minimum annual rental payment and additional payments determined on the basis of turnover.

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)
At 30 March 2002 the future minimum property operating lease commitments are	**2 092 135**	2 204 358	2 204 358
Due as follows			
Within one year	**365 861**	358 777	358 777
Between two and five years	**1 185 664**	1 231 868	1 231 868
In more than five years	**540 610**	613 713	613 713

The Group also leases certain computer equipment. The agreement provides for minimum annual rental payments and additional payments depending on usage.

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)
At 30 March 2002, the future minimum computer equipment operating lease commitments are	**211 572**	219 150	219 150
Due as follows			
Within one year	**61 816**	53 639	53 639
Between two and five years	**149 756**	165 511	165 511

28. Contingent liabilities

	Group 2002 R000	Group 2001 R000 (restated excl. Zimbabwe)	Group 2001 R000 (as previously stated)	Company 2002 R000	Company 2001 R000
Guarantees in respect of staff loans and certain pensions	**286**	380	418	**286**	661

Litigation, current or pending, is not considered likely to have a material adverse effect on the Group.

29. *Financial risk management*

29.1 Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts. Compliance with Group policies and exposure limits is reviewed at quarterly meetings of the board.

29.2 Foreign currency management

Material forward exchange contracts at 30 March 2002 are summarised below. The writing of option contracts is prohibited, thus currency options are only purchased as a cost effective alternative to forward exchange contracts. The amounts represent the net rand equivalents of commitments, to purchase and sell foreign currencies and all of these commitments mature within one year. Accordingly, the average rates shown include the cost of forward cover for periods of up to twelve months.

	Foreign currency 000	Fair value R000	Contract equivalent R000	Average rate
Foreign currency against rand hedged forward orders				
2002				
US dollar	**3 750**	**43 386**	**42 759**	**11,40**
Pound sterling	**53**	**861**	**862**	**16,35**
2001 (as previously stated)				
US dollar	5 430	43 678	43 254	7,97
Euro	96	696	682	7,25

The company, and certain of its subsidiaries, in terms of approved policy limits, manage short term foreign currency exposures relating to trade imports, exports and interest flows on foreign borrowings. Net uncovered rand transaction exposures at 30 March 2002 amounted to Nil (2001: R13,4 million). The Group policy is to limit this aggregate exposure to R20 million. Future export revenues and foreign currency asset accounts are not hedged.

29.3 Interest rate management

As part of the process of managing the Group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. The interest rate repricing profile at 30 March 2002 is summarised as follows

	Floating rate	1 – 6 months	7 – 12 months	Beyond 12 months	Total borrowings
2002					
Borrowings (R000)	**373 393**	**113 463**		**88 163**	**575 019**
% of total borrowings	**64,9%**	**19,8%**		**15,3%**	**100%**
2001 (restated excl. Zimbabwe)					
Borrowings (R000)	392 575	324 858	—	101 403	818 836
% of total borrowings	47,8%	39,8%	—	12,4%	100%

	Notional amount		Fixed interest % payable	
Interest rate swaps (R000)	**2002**	2001	**2002**	2001
Interest rate swaps < 1 year	**95 297**	150 000	**10,66**	10,61
Interest rate swaps beyond 1 year	**97 590**	117 887	**13,46**	13,46

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the company and certain of its subsidiaries make use of interest rate derivatives, only as approved in terms of Group policy limits. These derivatives are regarded as cash flow hedges and the adjustment to fair value at year end is taken to a non-distributable reserve.

29.4 Credit risk management

Potential concentrations of credit risk consist principally of trade accounts receivable and short term cash investments. The Group only deposits short term cash surpluses with major banks of high quality credit standing. Trade accounts receivable comprise a large, widespread customer base and Group companies perform ongoing credit evaluations of the financial condition of their customers and, where appropriate, credit guarantee insurance cover is purchased. The granting of credit is controlled by application and behavioural scoring models, and the assumptions therein are reviewed and updated on an ongoing basis. At 30 March 2002, the Group did not consider there to be any significant concentration of credit risk which had not been insured or adequately provided for.

29. *Financial risk management* *(continued)*

29.5 Liquidity risk

The Group has minimised risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

		2002 R000	2001 R000 (restated excl. Zimbabwe)	2001 R000 (as previously stated)
Unutilised banking facilities				
Total banking and loan facilities		**1 353 626**	1 149 384	1 237 184
Actual interest bearing debt (notes 22 and 23)		**575 019**	818 836	820 967
Unutilised banking facilities		**778 607**	330 548	416 217
Reserve capacity				
The aggregate amount of the Group's year end interest bearing debt is limited to an amount determined in terms of the company's articles of association. This amount is calculated as 75% of shareholders' funds.				
Maximum permissible year end interest bearing debt		**1 723 049**	1 728 932	1 750 814
Actual interest bearing debt (notes 22 and 23)		**575 019**	818 836	820 967
		1 148 030	910 096	929 847
Cash and cash equivalents (note 18)		**215 532**	180 534	219 629
Unutilised borrowing capacity		**1 363 562**	1 090 630	1 149 476
Sustainable liabilities				
The unutilised liability capacity is based on the estimated capacity of each asset investment to sustain liabilities.				
	Liability capacity			
Loans and investments	50%	**44 971**	37 225	24 012
Fixed assets	50%	**412 932**	357 763	369 508
Inventories	75%	**744 930**	881 455	910 989
Accounts receivable	66%	**1 353 960**	1 364 477	1 434 157
Cash, cash equivalents and taxation receivable	100%	**242 001**	221 135	219 629
		2 798 794	2 862 055	2 958 295
Liabilities		**(1 329 718)**	(1 088 245)	(1 202 318)
Permissible year end interest bearing debt		**1 469 076**	1 773 810	1 755 977
Actual interest bearing debt (notes 22 and 23)		**575 019**	(818 836)	(820 967)
Unutilised liability capacity		**894 057**	954 974	935 010

29.6 Derivative fair valuation adjustment

	Foreign currency management R000	Interest rate management R000	Total R000
Opening non-distributable reserve (note 20)	1 436	(7 164)	(5 728)
Realised (gain)/loss on hedging activity	(12 361)	5 464	(6 897)
Adjustment to derivative fair values	11 551	(308)	11 243
Closing non-distributable reserve (note 20)	626	(2 008)	(1 382)

29. *Financial risk management* *(continued)*

29.7 Fair value of financial instruments

All financial instruments have been recognised in the balance sheet and there is no difference between their fair values and carrying values.

The following methods and assumptions were used by the Group in establishing fair values.

Liquid resources, trade accounts receivable, investments and loans: the carrying amounts reported in the balance sheet approximate fair values.

Borrowings: the fair values of the Group's loans are estimated using discounted cash flow analyses applying the RSA yield curve. The carrying amount of short term borrowings approximates their fair value.

Forward instruments: forward exchange contracts are entered into mainly to cover import orders, and fair values are determined using foreign exchange market rates at 30 March 2002. Forward rate agreements are entered into mainly to hedge interest rate exposure and fair values are determined using money market derivative rates at 30 March 2002.

30. *Interests of Directors and managers in share capital and contracts*

The interests, direct and indirect, of the Directors and executives in office at the date of this report, and their families, aggregated as to beneficial interest and non-beneficial interest, are as follows

Ordinary shares	**2002 Beneficial**	2001 Beneficial	**2002 Non-beneficial**	2001 Non-beneficial
Non-executive Directors				
W S MacFarlane	**5 000**	5 000	**11 003**	11 003
A J Aaron	**9 000**	—		
Executive Directors				
S M Ross	**4 500**	4 500		
U Ferndale	**5 000**	5 000		
Executives	**3 097**	5 597	**7 500**	7 500
Balance at 30 March and 16 May 2002	**26 597**	20 097	**18 503**	18 503

Disclosures by the Directors indicate that at 30 March 2002 and at the date of this report, their interests and those of their families did not, in aggregate, exceed 5% in respect of either the share capital or voting control of the company.

Each Director of the company has certified that he was not interested in any contract of significance to the company or any of its subsidiaries which could have given rise to a related conflict of interest during the year.

A register detailing Directors' and managers' interests in the company is available for inspection at the company's registered office. A copy will be posted, upon request, by the secretary to any member of the public.

31. *Related party transactions*

Related party relationships exist within the Group. During the year all purchasing and selling transactions were concluded at arm's length. Details of material transactions with related parties not disclosed elsewhere in the financial statements are as follows

	2002		2001	
	Edcon purchases from	**Amounts owed by Edcon**	Edcon purchases from	Amounts owed by Edcon
V.O.C. Investments Limited	**R162,4m**	**R17,4m**	R230,6m	R64,8m

32. *Report of the Directors*

A separate report is not considered appropriate as details of the performance of the various operations of the Group are contained in the Chief Executive – Group Services' Report and the Group Review. Other required disclosures are contained in either these reviews or the annual financial statements, together with the notes thereto.

Interest in Subsidiaries

Annexure 1

	Nature of business	Issued ordinary capital		% interest in capital		Book value of shares		Amounts owing by subsidiaries (note 14.2)	
		2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
		R	R	**%**	%	**R**	R	**R**	R
Incorporated in South Africa									
African Accent (Pty) Ltd**	D		100		100		100		
Cannon Clothing (Pty) Ltd	D	**100**	100	**100**	100				
Celrose Clothing (Pty) Ltd	D	**100 000**	100 000	**100**	100				
Cuthberts (Bophuthatswana) (1990) (Pty) Ltd	D	**100 000**	100 000	**100**	100				
Dale Retail Property Services (Pty) Ltd	G	**36 000**	36 000	**100**	100				372 268
Decisions Home Shopping Ltd	D	**200 000**	200 000	**100**	100	**200 000**	200 000		
E-Corporate Travel Solution (Pty) Ltd (In liquidation)	T	**100**	100	**50**	50				
Edcon Sourcing (Pty) Ltd	R	**1 000**	1 000	**100**	100	**256 369**	256 369		37 601 086
Edcon Sourcing (Pty) Ltd – preference shares	R					**50 000 000**	50 000 000		
Edgars Investment Holding Company Ltd	D	**141 076**	141 076	**100**	100	**141 076**	141 076		
Edgars Retail Trading (Pty) Ltd**	D		600		100		600		
Ellesse SA (Pty) Ltd	D	**100**	100	**100**	100				
Goose Bay Trading (Pty) Ltd	D	**1**	1	**100**	100	**1**	1		
Celrose Jeans Company (Pty) Ltd (formerly H.D. Lee Company (Pty) Ltd)	D	**50 000**	50 000	**100**	100				
Jet Stores (Pty) Ltd**	R		4 504		100		4 504		
Lauré Fashions (Pty) Ltd	M	**1 000**	1 000	**100**	100			**4 060 802**	4 129 544
M S Litho (Pty) Ltd	D	**100**	100	**100**	100				
National Security Corporation Ltd	G	**2 000**	2 000	**100**	100	**1 800**	1 800	**1 385 403**	
Peoples Stores (Bophuthatswana) (Pty) Ltd	D	**250 000**	250 000	**100**	100	**250 000**	250 000		
Peoples Stores (Transkei) (Pty) Ltd	D	**290 000**	290 000	**100**	100	**290 000**	290 000		
R22 Properties (Pty) Ltd	P	**1**	1	**100**	100	**1**	1		
Reactor Clothing (Pty) Ltd	M	**100**	100	**85**	85			**27 982**	
Sales House (Pty) Ltd**	R		100		100		100		
Shoecorp Shoe Stores (Pty) Ltd	R	**33 752**	33 752	**100**	100				
Smiley's Wearhouse (Pty) Ltd	R	**120**	120	**100**	100	**1 726 762**	1 726 762	**29 498 341**	35 823 924
Studio Clothing (Pty) Ltd	D	**100**	100	**100**	100				
United Retail Ltd	D	**6 000**	6 000	**100**	100	**6 000**	6 000	**137 017 739**	
UPC Retail Services (Pty) Ltd	D	**6 000**	6 000	**100**	100	**6 000**	6 000		
V.O.C. Investments Ltd	M	**950 000**	950 000	**100**	100	**950 000**	950 000	**78 848 776**	29 404 524
W.M. Cuthbert & Company Ltd	D	**12 200**	12 200	**100**	100				
Incorporated in Botswana		**P**	P						
Jet Supermarkets Botswana (Pty) Ltd	R	**300 000**	300 000	**100**	100				
Incorporated in Lesotho		**M**	M						
Easy Rider Clothing (Pty) Ltd	M	**1 000**	1 000	**85**	85				
Edgars Stores (Lesotho) (Pty) Ltd	R	**200 000**	200 000	**100**	100	**200 000**	200 000		—
Jet Supermarkets (Lesotho) (Pty) Ltd	D	**100**	100	**100**	100	**100**	100		
Celrose Jeans Company (Lesotho) (Pty) Ltd (formerly Lee Manufacturing (Lesotho) (Pty) Ltd)	M	**4 000**	4 000	**100**	100				2 876 248
Sales House (Lesotho) (Pty) Ltd	D	**1 000**	1 000	**100**	100	**1 000**	1 000		
Incorporated in Namibia		**N$**	N$						
Edgars Stores (Namibia) Ltd	R	**1 050 000**	1 050 000	**100**	100			**32 532 507**	43 112 734
Incorporated in Swaziland		**E**	E						
Edgars Stores Swaziland Ltd	R	**1 500 000**	1 500 000	**100**	100	**1 500 000**	1 500 000	**19 309 590**	29 535 058
Jet Supermarkets Swaziland (Pty) Ltd	D	**100**	100	**100**	100	**100**	100		
Incorporated in Zimbabwe		**Z$**	Z$						
Edgars Stores Limited †	R	**46 146 000**	46 146 000	**55**	56				
Incorporated in Guernsey		**£**	£						
Bellfield Limited	G	**41**	41	**100**	100	**75**	75	**616 979**	616 979
Interest in subsidiaries						**55 529 284**	55 534 588	**303 298 119**	183 472 365

* *Nature of business R: Retailing M: Manufacturing G: Group Services D: Dormant P: Property Holding T: Travel*

† *December financial year end. Details as at 31 December 2001*

** *Deregistered during the year*

Financial calendar

Financial year end	30 March
Annual general meeting	July
Reports	
Interim report	November
Preliminary announcement of annual results	May
Annual report	June
Dividends payable	
Ordinary shares – interim and final	December and June
6% preference shares	December and June

Analysis of holdings of ordinary shares at 30 March 2002

	Number of members			Number of shares		
Size of holding	**Individuals**	**Other**	**% of total**	**Individuals**	**Other**	**% of total**
1 – 500	2 454	74	80,00	88 789	20 912	0,19
501 – 2 500	376	20	12,53	69 280	21 705	0,15
2 501 – 5 000	70	3	2,31	46 931	11 209	0,11
5 001 – 50 000	101	6	3,38	21 044	68 300	0,15
50 001 – 100 000	28	—	0,89	53 784	—	0,10
Over 100 000	—	28	0,89	—	57 042 646	99,30
Total	3 029	131	100,00	279 828	57 164 772	100,00

Shareholder spread

	% of total
Non-public shareholders	44,66
Group Directors	0,02
Associates of Group Directors	—
Trustee of the company's share and retirement funding schemes	5,25
Shareholders who, by virtue of an agreement, have a right to nominate Board members	—
Shareholders interested in 10% or more of the issued ordinary shares	39,39
Public shareholders	55,34
Total	100,00

Shareholders with a holding of greater than 5% of issued ordinary shares

Public Investment Commissioner (SA)	11 536 544	20,08
South African Breweries Limited	11 088 344	19,30
United Retail Limited (SA)	5 606 876	9,76
Liberty Life Association of Africa (SA)	3 254 366	5,67
Edgars Stores Limited Staff Share Trust	3 016 144	5,25

Shareholders by manager not shown above with a holding of greater than 5% of issued ordinary shares

Allan Gray Limited (SA)	9 943 719	17,31
Rand Merchant Bank (SA)	8 411 464	14,64
Stanlib Limited (SA)	5 091 717	8,86

Notice of Annual General Meeting

Notice is hereby given that the fifty-sixth annual general meeting of the members of Edgars Consolidated Stores Limited will be held at the registered office of the company, Edgardale, Press Avenue, Crown Mines, Johannesburg, on Wednesday, 17 July 2002 at 09:00 for the following purposes:

1. To receive and adopt the financial statements for the year ended 30 March 2002;

2. To elect Directors in place of those retiring in accordance with the provisions of the company's articles of association;

2.1 Mr A J Aaron and Mesdames Z B Ebrahim and T N Eboka retire by rotation and, being eligible, offer themselves for re-election.

2.2 During the year Mr P L Wilmot was appointed as a non-executive Director and Mr J L Spotts as an executive Director. Both retire in terms of the Company's Articles and being eligible, offer themselves for re-election.
(Abbreviated biographical details of the directors are set out on page 13).

3. To consider and, if deemed fit, to pass with or without modification the following ordinary resolution;

3.1 **Ordinary Resolution**
"That 279 800 unissued ordinary shares in the capital of the company be and they are hereby placed at the disposal and under the control of the Directors who may, subject to the provisions of the Companies Act, 1973, issue such shares to such persons on such terms and conditions and with such rights attached thereto as the Directors may determine." This resolution renews the general authority to issue shares originally given by members to the Directors on 14 July 1999 and renewed on 19 July 2001.

3.2 **Special Resolution**
"That the company hereby approves, as a general approval contemplated in sections 85(2), 85(3) and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of issued ordinary shares in the company, upon such terms and conditions and in such amounts as the Directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange ("JSE") as presently constituted and which may be amended from time to time, and:

a) any such acquisition of ordinary shares shall be implemented on the open market on the JSE;

b) this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

c) a paid press announcement will be published as soon as the company has acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, which announcement shall contain full details of such acquisitions;

d) acquisitions of ordinary shares in the aggregate in any one financial year may not exceed 10% (ten percent) of the company's issued ordinary share capital from the date of the grant of this general authority;

e) in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the company.

The reason for this special resolution is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by it, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 (fifteen) months from the date of this annual general meeting. The passing and registration of this special resolution will have the effect of authorising the company of any of its subsidiaries to acquire shares issued by the company.

Statement by the board of directors of the company Pursuant to and in terms of the Listings Requirements of the JSE Securities Exchange, the Directors of the company state that:

a) the intention of the Directors of the company is to utilise the authority at a future date provided the cash resources of the company are in excess of its requirements. In this regard the Directors will take account of, *inter alia*, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;

b) following the maximum number of securities to be repurchased and the date on which such repurchase will take place, the Directors of the company will ensure that:

- the company and its subsidiaries will be able to pay their debts as they become due in the ordinary course of business for the next 12 (twelve) months;
- the consolidated assets of the company and its subsidiaries, fairly valued in accordance with Generally Accepted Accounting Practice, will be in excess of the consolidated liabilities of the company and its subsidiaries for the next 12 (twelve) months;
- the issued share capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the next 12 (twelve) months; and
- the working capital available to the company and its subsidiaries will be sufficient for the Group's requirements of the next 12 (twelve) months.

A member, including a member who has dematerialised his shares through a Central Securities Depository Participant (CSDP) and has elected to have those shares registered in his own name, entitled to attend and vote at this meeting may appoint a proxy or proxies to attend and speak and on a poll to vote in his stead. Such proxy need not be a member of the company. A member who has dematerialised his shares through a CSDP or broker should provide the CSDP or broker with their voting instruction.

By order of the Board

D J Viviers
Group Secretary

PO Box 100
Crown Mines
2025

16 May 2002

Offices

Edgars Consolidated Stores Limited

Incorporated in the Republic of South Africa

Registration number 1946/022751/6

Group Secretary

D J Viviers

Registered office

Edgardale, Press Avenue

Crown Mines, Johannesburg 2092

Telephone (011) 495-6000

Fax (011) 837-5019

Postal address

PO Box 100, Crown Mines 2025

Transfer Secretaries

Mercantile Registrars Limited

11 Diagonal Street, Johannesburg 2001

PO Box 1053, Johannesburg 2000

Telephone (011) 370-5000

Fax (011) 370-5271

Auditors

Ernst & Young

Wanderers Office Park

52 Corlett Drive, Illovo 2196

PO Box 2322, Johannesburg 2000

Telephone (011) 772-3000

Sponsors

Cazenove South Africa (Pty) Limited

First Floor, Moorgate, Dunkeld Park

6 North Road, Dunkeld West

PO Box 412468, Craighall 2024

Telephone (011) 280-7900

These results can be viewed on the internet at:

http://www.edcon.co.za

Edcon

Edgars Consolidated Stores Limited

("the Company")

(Registration number 1946/022751/06)

Form of Proxy

for use by members at the annual general meeting of the company to be held on Wednesday, 17 July 2002 at 09h00.

I/We ______________________________

being the holder/s of ordinary shares in the company appoint (see Note 1) ______________________________

1 ______________________________ or failing him

2 ______________________________ or failing him

3 the chairman of the annual general meeting:

as my/our proxy to act for me/us at the annual general meeting, which will be held at the registered office of the company, Edgardale, Press Avenue, Crown Mines, Johannesburg on Wednesday, **17 July 2002 at 09h00** for the purpose of considering, and if deemed fit, passing with and/or without modification, the resolutions to be proposed thereat and at each adjournment thereof, to vote for or against the resolutions with and/or without modification, and/or to abstain from voting thereon in respect of the ordinary shares in the issued capital of the company registered in my/our name/s in accordance with the following instruction (see Note 2)

Each member is entitled to appoint one or more proxies (whether a member/s of the company or not) to attend, speak and to vote at the meeting in his stead.

(NOTE: ON A POLL A MEMBER IS ENTITLED TO ONE VOTE FOR EACH SHARE HELD)

	For No of votes Poll	**Against No of votes Poll**	**Abstain No of votes Poll**
Ordinary Resolution No. 1 (Receipt and adoption of the annual financial statements for the year ended 30 March 2002)			
Ordinary Resolution No. 2 (Election of Directors as a single resolution)			
Alternatively: **Ordinary Resolution No. 2** (Election of Directors) – Mr A J Aaron – Mrs Z B Ebrahim – Mrs T N Eboka – Mr P L Wilmot – Mr J L Spotts			
Ordinary Resolution No. 3 (Placing of unissued shares under the control of the Directors)			
Special Resolution General authorisation – Share buy-back			

Signed at ______________________ on ______________________ 2002

Signature ______________________ ______________________

(ASSISTED BY ME WHERE APPLICABLE)

Instructions overleaf

Instructions for Signing and Lodging this Proxy

Notes:

1. Each member is entitled to appoint one or more proxies (who need not be a member(s) of the company) to attend, speak and vote (either on a poll or by show of hands) in place of that member at the annual general meeting.

2. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting the words 'the chairman of the annual general meeting'. All deletions must be individually initialled by the member, failing which they will not have been validly effected. The person whose name appears first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3. Voting instructions for each of the resolutions must be completed by filling the number of votes (one per ordinary share) under the "For", "Against" or "Abstain" headings on the Proxy Form. If no instructions are filled in on the Proxy Form, the chairman of the annual general meeting, if the chairman is the authorised proxy, or any other proxy shall be authorised to vote in favour of, against or abstain from voting as he/she deems fit.

4. A member or his/her proxy is entitled but not obliged to vote in respect of all the ordinary shares held by the member. The total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of shares held by the member.

5. If this form has been signed by a person in a representative capacity, the document authorising that person to sign must be attached, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6. The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7. Any alterations or corrections to this form of proxy have to be initialled by the signatory(ies).

8. The completion and lodging of this form of proxy does not preclude the relevant member from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed by the member.

9. Forms of proxy have to be lodged with or posted to the company, c/o Computershare Investor Services Limited (formerly Mercantile Registrars Limited), 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), to be received by not later than 09h00 on Monday 15 July 2002.

10. This proxy form is to be completed only by those members who either still hold shares in a certificated form, or whose shares are recorded in their own name in electronic form in the sub register.

11. Shareholders whose dematerialised shares are held in the name of a nominee and wish to attend the annual general meeting must contact their Central Securities Depository Participant ('CSDP') or broker who will furnish them with the necessary letter of authority to attend the annual general meeting. Alternatively they have to instruct their CSDP or broker as to how they wish to vote. This has to be done in terms of the agreement between the shareholder and the CSDP or the broker.

12. Shareholders who wish to attend and vote at the meeting must ensure that their letters of authority from their CSDP or broker reach the transfer secretaries not later than 09h00 on Monday 15 July 2002.

Proxy overleaf/. . .

Co-ordination: Group Finance and Group Public Affairs
Design and production: Bastion Graphics

Edcon

http://www.edcon.co.za